UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16 of the
Securities Exchange Act of 1934

For the month of August 2020

Commission File Number: 1-33659

COSAN LIMITED

(Translation of registrant’s name into English)

Av. Brigadeiro Faria Lima, 4100, – 16th floor
São Paulo, SP 04538-132 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐       No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐       No ☒

Cosan Limited

Interim consolidated financial statements

June 30, 2020

cosan
Limited

2

São Paulo Corporate Towers Av. Presidente Juscelino Kubitschek, 1.909 Vila Nova Conceição 04543-011 - São Paulo – SP - Brasil Phone: +55 11 2573-3000 ey.com.br

Independent Auditor´s Report on Review of Interim financial information

To

Shareholders, Board of Director and Officers of

Cosan Limited

Bermuda

Introduction

We have reviewed the accompanying consolidated interim financial information of Cosan Limited (the “Company”) for the quarter ended June 30, 2020, which comprises the consolidated statement of financial position as of June 30, 2020, and the related consolidated statements of profit or loss and of comprehensive income, for the three and six month periods then ended, and the statements of changes in equity and of cash flows for the six month period then ended, including the explanatory notes.

Management is responsible for the preparation and presentation of this consolidated interim financial information in accordance with IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board (IASB). Our responsibility is to express a conclusion on this consolidated interim financial information based on our review.

Scope of review

We conducted our review in accordance with International Standards on Review Engagements ISRE 2410 - Review of Interim Financial Information performed by the Independent Auditor of the Entity. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards of Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

3

São Paulo Corporate Towers Av. Presidente Juscelino Kubitschek, 1.909 Vila Nova Conceição 04543-011 - São Paulo – SP - Brasil Phone: +55 11 2573-3000 ey.com.br

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated interim financial information, is not prepared, in all material respects, in accordance with IAS 34 - Interim Financial Reporting.

Other matters

Audit and review of the corresponding amounts

The audit of consolidated statement of financial position, as of December 31, 2019 and the review of consolidated interim financial information for the three and six month periods ended June 30, 2019, presented for comparison purposes, originally prepared prior to the amendments as described in Note 25 regarding the period ended June 30, 2019, were conducted under the responsibility of another auditor, which issued audit and review reports without modification, dated May 28, 2020 and August 15, 2019, respectively.

São Paulo, August 19, 2020.

ERNST & YOUNG

Auditores Independentes S.S.

CRC-2SP034519/O-6

Marcos Alexandre S. Pupo

Accountant CRC-1SP221749/O-0

4

Consolidated statements of financial position

(In thousands of Brazilian Reais - R$)

	Note	June 30, 2020	December 31, 2019
Assets
Cash and cash equivalents	5.1	10,953,572	8,472,274
Marketable securities	5.2	2,658,608	3,115,503
Trade receivables	5.3	1,796,514	1,786,095
Derivative financial instruments	5.8	219,105	144,422
Inventories	7	869,598	787,322
Receivables from related parties	5.4	68,146	58,619
Income tax receivable		179,003	215,578
Other current tax receivable	6	1,055,462	950,246
Dividends receivable		42,217	23,252
Sector financial assets	12	404,907	—
Other financial assets		92,475	81,972
Other current assets		482,110	356,554
Total current assets		18,821,717	15,991,837

Trade receivables	5.3	28,558	28,299
Restricted cash	5.2	42,672	147,910
Deferred tax assets	14	1,665,304	1,607,566
Receivables from related parties	5.4	120,190	114,722
Income taxes receivable		219,291	168,089
Other non-current tax receivable	6	766,370	726,766
Judicial deposits	15	823,746	943,457
Other financial assets		1,168	69,791
Derivative financial instruments	5.8	9,350,821	3,679,988
Contract asset	10.4	719,382	600,541
Dividends receivable		15,725	—
Other non-current assets		261,370	245,716
Investments in associates	8.1	374,093	377,707
Investments in joint ventures	9	7,598,440	7,548,960
Property, plant and equipment	10.1	12,759,902	12,153,136
Intangible assets and goodwill	10.2	17,067,413	16,843,659
Right-of-use assets	10.3	7,883,327	4,469,730
Total non-current assets		59,697,772	49,726,037

Total assets		78,519,489	65,717,874

The accompanying notes are an integral part of these interim financial statements.

5

Consolidated statements of financial position

(In thousands of Brazilian Reais - R$)

	Note	June 30, 2020	December 31, 2019
Liabilities
Loans, borrowings and debentures	5.5	4,810,360	3,518,225
Leases	5.6	1,134,841	542,475
Derivative financial instruments	5.8	11,578	30,784
Trade payables	5.7	2,377,310	2,190,264
Employee benefits payables		289,163	381,337
Income tax payables		193,448	424,138
Other taxes payable	13	437,755	363,051
Dividends payable		8,596	214,104
Sector financial liabilities	12	93,587	—
Concessions payable	11	111,652	9,847
Payables to related parties	5.4	398,644	392,458
Deferred revenue		6,358	7,300
Other financial liabilities		405,798	543,879
Other current liabilities		354,482	299,349
Total current liabilities		10,633,572	8,917,211

Loans, borrowings and debentures	5.5	34,666,904	25,533,990
Leases	5.6	6,867,114	4,052,413
Preferred shareholders payable in subsidiaries		446,984	611,537
Derivative financial instruments	5.8	124,401	50,267
Other taxes payable	13	150,476	155,070
Provision for legal proceedings	15	1,374,249	1,354,171
Concessions payable	11	2,851,064	3,445,033
Payables to related parties	5.4	741	—
Post-employment benefits	23	715,063	705,003
Deferred tax liabilities	14	3,609,989	3,883,564
Sector financial liabilities	12	403,467	—
Deferred revenue		46,099	48,036
Other non-current liabilities		778,503	721,098
Total non-current liabilities		52,035,054	40,560,182
Total liabilities		62,668,626	49,477,393
Shareholders' equity	16
Share capital		5,328	5,328
Additional paid-in capital		631,031	887,165
Accumulated other comprehensive loss		(1,590,933)	(805,471)
Retained earnings		5,180,179	5,314,843
Profit for the period		748,552	—

Equity attributable to:
Owners of the Company		4,974,157	5,401,865
Non-controlling interests	8.3	10,876,706	10,838,616
Total shareholders' equity		15,850,863	16,240,481
Total shareholders' equity and liabilities		78,519,489	65,717,874

The accompanying notes are an integral part of these interim financial statements.
6

Consolidated statement of profit or loss

and other comprehensive income

(In thousands of Brazilian Reais - R$, except earnings per share)

	Note	April 1, 2020 to June 30, 2020	January 1, 2020 to June 30, 2020	April 1, 2019 to June 30, 2019 (Restated) [1]	January 1, 2019 to June 30, 2019 (Restated) [1]
Net sales	18	4,174,911	9,097,417	5,072,851	9,792,758
Cost of sales	19	(2,793,309)	(6,343,520)	(3,477,315)	(6,946,642)
Gross profit		1,381,602	2,753,897	1,595,536	2,846,116

Selling expenses	19	(315,013)	(603,618)	(267,902)	(532,032)
General and administrative expenses	19	(316,488)	(611,807)	(281,770)	(539,734)
Other expenses, net	20	214,457	86,595	7,075	5,788
Operating expenses		(417,044)	(1,128,830)	(542,597)	(1,065,978)

Profit before equity in earnings of investees, finance results and taxes		964,558	1,625,067	1,052,939	1,780,138

Interest in earnings of associates	8.1	7,180	10,420	6,004	(22,112)
Interest in earnings of joint ventures	9	(221,151)	(29,808)	58,410	362,243
Equity in earnings of investees		(213,971)	(19,388)	64,414	340,131

Finance expense		(755,660)	(2,983,294)	(1,120,766)	(1,924,801)
Finance income		61,129	381,062	191,623	318,039
Foreign exchange, net		(766,358)	(3,967,798)	177,485	106,668
Derivatives		1,246,203	5,970,945	437,113	666,158
Finance results, net	21	(214,686)	(599,085)	(314,545)	(833,936)

Profit before taxes		535,901	1,006,594	802,808	1,286,333

Income taxes	14
Current		(242,315)	(404,329)	(253,209)	(405,479)
Deferred		46,272	263,071	(4,167)	66,814
		(196,043)	(141,258)	(257,376)	(338,665)

Profit from continuing operations		339,858	865,336	545,432	947,668
Profit (loss) from discontinued operation, net of tax	25	—	—	(4,769)	(10,576)

Profit for the period		339,858	865,336	540,663	937,092

Other comprehensive income
Items that may not be reclassified to profit or loss
Actuarial loss on defined benefit plan		—	4	—	(2)
		—	4	—	(2)
Items that are or may subsequently be reclassified to profit or loss:
Foreign currency translation effect		(20,417)	(200,027)	(19,152)	(52,246)
Gain on cash flow hedge in joint ventures		(262,828)	(418,462)	27,957	(151,920)
Changes in fair value of financial assets		40	40	65	75
		(283,205)	(618,449)	8,870	(204,091)
Total other comprehensive (loss) income, net of tax		(283,205)	(618,445)	8,870	(204,093)

7

Consolidated statement of profit or loss

and other comprehensive income

(In thousands of Brazilian Reais - R$, except earnings per share)

Comprehensive income	56,653	246,891	549,533	743,575
Comprehensive income (loss) - Discontinued operation	—	—	—	(10,576)
Total comprehensive income for the period	56,653	246,891	549,533	732,999

Profit attributable to:
Owners of the Company	101,899	748,552	208,401	398,617
Non-controlling interests	237,959	116,784	332,262	538,475
	339,858	865,336	540,663	937,092
Total comprehensive income attributable to:
Owners of the Company	(158,798)	(36,910)	228,318	282,294
Non-controlling interests	215,451	283,801	321,215	450,705
	56,653	246,891	549,533	732,999

Earnings per share from continued operation
The accompanying notes are an integral part of these consolidated interim financial statements. ¹ For details on this restated, see Note 25.

8

Consolidated statement of changes in equity

(In thousands of Brazilian Reais - R$)

	Share capital	Additional paid-in capital	Accumulated other comprehensive loss	Retained earnings	Equity attributable to owners of the Company	Non-controlling interest	Total equity
At December 31, 2019	5,328	887,165	(805,471)	5,314,843	5,401,865	10,838,616	16,240,481
Net income for the period	—	—	—	748,552	748,552	116,784	865,336
Other comprehensive income (Note 16):
Loss on cash flow hedge in joint ventures	—	—	(274,029)	—	(274,029)	(144,433)	(418,462)
Foreign currency translation effects	—	—	(511,460)	—	(511,460)	311,433	(200,027)
Actuarial loss on defined benefit plan	—	—	—	—	—	4	4
Change in fair value of financial assets	—	—	27	—	27	13	40
Total comprehensive income for the period	—	—	(785,462)	748,552	(36,910)	283,801	246,891
Contributions by and distributions to owners of the Company:
Capital increase in subsidiary	—	—	—	—	—	6,666	6,666
Dividends - non-controlling interests	—	(6,145)	—	—	(6,145)	(7,516)	(13,661)
Dividends	—	—	—	(134,664)	(134,664)	—	(134,664)
Stock option exercised	—	(12,911)	—	—	(12,911)	(6,539)	(19,450)
Share-based payment transactions	—	34,233	—	—	34,233	7,423	41,656
Total contributions by and distributions to owners of the Company	—	15,177	—	(134,664)	(119,487)	34	(119,453)

Transactions with owners of the Company
Change of shareholding interest in subsidiary	—	(271,311)	—	—	(271,311)	(245,745)	(517,056)
Total transactions with shareholders	—	(271,311)	—	—	(271,311)	(245,745)	(517,056)
At June 30, 2020	5,328	631,031	(1,590,933)	5,928,731	4,974,157	10,876,706	15,850,863
The accompanying notes are an integral part of these consolidated interim financial statements.
9

Consolidated statement of changes in equity

(In thousands of Brazilian Reais - R$)

	Share capital	Additional paid-in capital	Accumulated other comprehensive loss	Retained earnings	Equity attributable to owners of the Company	Non-controlling interest	Total equity
At December 31, 2018	5,328	3,112,274	(587,173)	4,083,974	6,614,403	11,354,953	17,969,356
Adjustment on initial application of IFRS 16, net of tax	—	—	—	(97,971)	(97,971)	(377,420)	(475,391)
At January 1, 2019	5,328	3,112,274	(587,173)	3,986,003	6,516,432	10,977,533	17,493,965
Net income for the period	—	—	—	398,617	398,617	538,475	937,092
Other comprehensive income:
Loss on cash flow hedge in joint ventures	—	—	(91,541)	—	(91,541)	(60,379)	(151,920)
Foreign currency translation effects	—	—	(24,827)	—	(24,827)	(27,419)	(52,246)
Actuarial loss on defined benefit plan	—	—	—	—	—	(2)	(2)
Change in fair value of financial assets	—	—	45	—	45	30	75
Total comprehensive income for the period	—	—	(116,323)	398,617	282,294	450,705	732,999
Contributions by and distributions to owners of the Company:
Dividends - non-controlling interests	—	(5,667)	—	—	(5,667)	5,667	—
Share options exercised - Subsidiaries	—	—	—	—	—	—	—
Dividends	—	—	—	—	—	(12,131)	(12,131)
Treasury shares acquired	—	(473,456)	—	—	(473,456)	—	(473,456)
Share-based payment transactions	—	23,502	—	—	23,502	5,587	29,089
Total contributions by and distributions to owners of the Company	—	(455,621)	—	—	(455,621)	(877)	(456,498)
Transactions with owners of the Company
Change of shareholding interest in subsidiary	—	(639,499)	—	—	(639,499)	(939,053)	(1,578,552)
At June 30, 2019	5,328	2,017,154	(703,496)	4,384,620	5,703,606	10,488,308	16,191,914
The accompanying notes are an integral part of these consolidated interim financial statements.
10

Consolidated statement of cash flows

(In thousands of Brazilian Reais - R$)

	Note	June 30, 2020	June 30, 2019 (Restated)
Cash flows from operating activities
Profit before taxes		1,006,595	1,286,333

Adjustments for:
Depreciation and amortization		1,244,856	1,118,126
Lease and concession		(348,319)	—
Interest in earnings of associates	8.1	(10,420)	22,112
Interest in earnings of joint ventures	9	29,808	(362,243)
Loss on disposals assets		2,309	7,346
Share-based payment		35,501	30,091
Legal proceedings provision		64,101	64,739
Indexation charges, interest and exchange, net		656,039	912,844
Sectorial financial assets and liabilities	12	101,812	—
Deferred revenue		(3,162)	(5,080)
Provisions for employee benefits		64,999	104,351
Allowance for doubtful accounts		67,699	(6,786)
Contractual obligations for sales of credit rights	20	68,311	—
Gas paid and not used		—	(91,821)
Recovering tax credits	20	(18,062)	(48,285)
Other		11,048	(45,801)
		2,973,115	2,985,926
Changes in:
Trade receivables		181,313	(450,877)
Inventories		(40,621)	(99,728)
Other current tax, net		(59,623)	132,276
Income tax		(603,065)	(120,840)
Related parties, net		(36,252)	4,578
Trade payables		4,608	173,007
Employee benefits		(151,381)	(150,718)
Provision for legal proceedings		(59,183)	(59,298)
Other financial liabilities		(213,886)	(67,244)
Judicial deposits		(7,636)	(36,295)
Discontinued operation	25	—	1,377
Contractual obligations for sales of credit rights	20	(1,278)	—
Post-employment benefits		(17,885)	(16,645)
Gas paid and not used		—	161,463
Concessions payable		—	(7,730)
Other assets and liabilities, net		(190,201)	(250,357)
		(1,195,090)	(787,031)

Net cash (used in) generated by operating activities		1,778,025	2,198,895

Cash flows from investing activities
Capital contribution in associates	8.1	(1,142)	(26,045)
Acquisition of subsidiary, net of cash acquired in consolidated	8.2	(90,247)	(8,785)
Sale (purchase) of marketable securities		497,553	2,071,851

11

Consolidated statement of cash flows

(In thousands of Brazilian Reais - R$)

Restricted cash		112,954	(52,818)
Dividends received from associates		6,274	8,246
Dividends received from joint ventures		—	688,120
Other financial assets		9	—
Acquisition of property, plant and equipment, intangible assets and contract assets		(1,791,888)	(1,315,448)
Net cash from sale of discontinued operations	25	—	1,108
Discontinued operation		(22,586)	—
Cash received on sale of fixed assets, and intangible assets		—	8,028

Net cash generated (used) in investing activities		(1,289,073)	1,374,257

Cash flows from financing activities
Loans, borrowings and debentures raised	5.5	5,511,144	3,019,872
Repayment of principal on loans, borrowings and debentures	5.5	(2,413,001)	(1,801,878)
Payment of interest on loans, borrowings and debentures	5.5	(736,372)	(614,254)
Payment of derivative financial instruments		(39,856)	(93,007)
Receipt of derivative financial instruments		619,595	137,171
Payment of derivative financial instruments, except debt		(101,461)	—
Receipt of derivative financial instruments, except debt		106,519	—
Payment of principal on leases	5.6	(184,578)	(108,214)
Payment of interest on leases	5.6	(254,651)	(85,255)
Equity contribution from non-controlling interest	8.3	75,000	434,000
Equity contribution from shareholders interest	8.3	6,666	—
Payments to redeem entity's shares		(318,828)	(473,456)
Non-controlling interest subscription		—	1,192
Acquisition of non-controlling interests		(269,977)	(2,141,675)
Dividends paid		(341,417)	(171,945)
Dividends paid - Preferential shares		(174,227)	(242,965)
Receipts of consideration assets	8.1	65,478	—
Discontinued operation	25	—	(10,702)
Share options exercised		(20,431)	—

Net cash used in financing activities		1,529,603	(2,151,116)

Decrease (increase) in cash and cash equivalents		2,018,555	1,422,036

Cash and cash equivalents at beginning of period		8,472,274	3,621,798
Effect of exchange rate fluctuations on cash held		462,797	(41,071)
Cash and cash equivalents at end of period		10,953,626	5,002,763

Additional information
Income tax paid		539,604	115,554

The accompanying notes are an integral part of these interim financial statements.
1 For details on this restated, see Note 25.
12

Consolidated statement of cash flows

(In thousands of Brazilian Reais - R$)

Non-cash transaction

i.	At the Cosan Logística subsidiary, provision was made for social security tax assets related to the recovery of credits on the salary limit for contributions on behalf of third parties and taxation of the co-participation expenses of health plans, food vouchers and transportation vouchers, in the amount of R$ 20,022, of the of which R$ 18,062 (Note 20) are recorded under the heading “Recovering tax credits” and R$ 2,014 as “Interest, monetary and exchange variations, net”.

ii.	Acquisition of assets for construction of the distribution network with payment in installments in the amount of R$ 24,894, (R$ 60,493 on June 30, 2019).

iii.	Contribution of Comgás assets and liabilities, as detailed in note 8.2;

iv.	Refinancing of some debts with BNDES.

v.	Capital contribution in the subsidiary Payly Soluções de Payments S.A. (“Payly”) in the amount of R$ 10,000, through the capitalization of reimbursable expenses.

vi.	Recognition of interest on equity decided by the Raízen Combustíveis S.A. in the amount of R$ 37,500

vii.	Recognition of contractual obligations for sales of credit rights, in the amount of R$ 68,311 (Note 20).

viii.	Registration of rights of use in the amount of R$ 3,434,832 related to new contracts covered by the lease (Note 5.6).

ix.	In the period ended June 30, 2020, the subsidiary controlled by Compass, Comgás, recorded the net sectoral financial liability balance of (R$ 92,747) against net sales (Note 18) and costs and expenses by nature (Note 19).

Disclosure of interest and dividends

The Company discloses the dividends and interest on shareholders' equity received as cash flow from investing activities.

Interest received or paid is classified as cash flow in financing activities.

13

Table of Contents Notes to the interim consolidated financial statements (In thousands of Brazilian Reais - R$, unless otherwise stated)

1 Operations

Cosan Limited (“Cosan”) was incorporated in Bermuda on April 30, 2007. Cosan’s class A common shares are traded on the New York Stock Exchange, or “NYSE,” (ticker—CZZ). Mr. Rubens Ometto Silveira Mello is the ultimate controlling shareholder of Cosan. Cosan controls its subsidiaries Cosan S.A. and Cosan Logística S.A. (“Cosan Logística”) through a 66.28% and 73.49% interest, respectively. Cosan, Cosan S.A., Cosan Logística and its subsidiaries are collectively referred to as the “Company.”

On January 14, 2020, the subsidiary Cosan S.A. contributed to the share capital of the subsidiary Compass Gás e Energia S.A. (“Compass Gás e Energia”), the totality of the shares it held in Companhia de Gás de São Paulo - COMGÁS (“Comgás” ), that is, 103,699,333 common shares and 27,682,044 preferred shares equivalent to 99.15% of the share capital, for the amount of R$ 2,861,936. Contributed shareholders' equity was that of December 31, 2019 and, therefore, as of January 1, 2020, Compass Gás e Energia became the holder of its control.

On January 30, 2020, the Company acquired, through its subsidiary Comercializadora de Gás S.A. (“Comercialização”), control of Black River Participações Ltda. (“Black River”), Compass Comercializadora de Energia Ltda., Compass Geração Ltda. and Compass Energia Ltda. jointly called “Compass Trading” for an amount equivalent to R$ 95,000. The purpose of the investment is to enter the electricity trading business.

On March 9, 2020, Cosan S.A. announced the creation of the “Gas and Energy” segment. This segment will integrate the operations of Comgás, TRSP - LNG Regasification Terminal of São Paulo S.A. (“TRSP”), Rota 4 Participações S.A. (“Rota 4”) and Compass Trading. Our new gas and energy segment will be the vehicle through which we will develop the activities of (i) distribution of piped natural gas in part of the State of São Paulo to customers in the industrial, residential, commercial, automotive and cogeneration sectors; (ii) sale of electricity and natural gas; (iii) infrastructure in a regasification terminal and offshore flow pipeline; and (iv) thermal generation through natural gas.

14

Table of Contents Notes to the interim consolidated financial statements (In thousands of Brazilian Reais - R$, unless otherwise stated)

Cybersecurity Incident

On March 11, 2020, the Company, its subsidiaries, jointly controlled and affiliated companies were subject to a ransomware cyberattack that caused a partial and temporary interruption of its operations. The affected entities within our group implemented their contingency plans, continued operating partially during the cyberattack, and have been progressively reconnecting their operating systems since the attack.

Following the incident, we have taken certain additional preventative measures to reduce cyber risks, including engaging a company to carry out a forensic analysis of the cyberattack we suffered, which affected the data center located at our Shared Service Center as well as user desktops and laptops connected to our network. Based on the experience and tools of the company we engaged, interviews with our information technology personnel and technical evidence present in the environment, we identified a number of servers to be examined in more detail. Although the entrance vector of the cyber-attack could not be identified, the process and characteristics of the cyber-attack could be satisfactorily identified. We believe this will assist us in reviewing our information technology systems to prevent further cyber-attacks.

Until June 30, 2020, Cosan Group companies had spent R$ 7,595 in relation to the cyber attack, including the costs of prevention, detection, response and management, implementation of additional cybersecurity technologies and hiring of specialized labor.

Renewal of Malha Paulista’s concession

On May 27, 2020, Cosan Logística, through its subsidiary Rumo Malha Paulista, celebrated with the union through the regulatory agency, the National Land Transportation Agency (ANTT), the 2nd amendment to the Rumo Malha Paulista Concession Agreement. The amendment was reviewed and authorized by the TCU - Federal Audit Court according to the order of May 20, 2020, a statement issued under TC 009.032 / 2016-9. As a result, the concession term for Malha Paulista was extended until 2058, through a series of financial commitments, in addition to the operational obligations stipulated in the renewal amendment:

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Table of Contents Notes to the interim consolidated financial statements (In thousands of Brazilian Reais - R$, unless otherwise stated)

•	Payment of an additional grant in the amount of R$ 3,382,030, which is divided into quarterly installments over the term of the contract;

•	Resumption of payment of the lease and concession of the original contract, quarterly payments that extend until December 2028;

•	Payment of the remaining balance of the meeting of accounts related to the economic imbalance action, in the amount of R$ 1,347,609, in eight annual installments;

•	Execution of a set of investment projects to increase capacity and reduce urban conflicts, estimated by the agency at R$ 6,100,000 (updated value until December 2017).

The extension of the concession of Rumo Malha Paulista fits as a relevant amendment to a contract registered in accordance with the provisions of IFRS 16. In this context, the present value of the additional grant, as well as the variation of the pre-existing lease due to the recalculation at the rate of implicit interest of the addendum (regulatory WACC), were recorded in lease liabilities against the corresponding use rights asset. In addition, future investments related to the concession contract will be recorded in property, plant and equipment as incurred.

Covid-19

On March 11, 2020, the World Health Organization officially declared this Covid-19 outbreak a pandemic. Our business has been and will continue to be adversely affected by the coronavirus pandemic and, as a consequence, some of our businesses decided to suspend the guidance for 2020.

The Company implemented a contingency plan with the objective of preserving the health and integrity of its employees and partners, in addition to ensuring the safety and continuity of operations considered essential activities, as it is a strategic input in hospitals, safety, food and energy.

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Table of Contents Notes to the interim consolidated financial statements (In thousands of Brazilian Reais - R$, unless otherwise stated)

Despite the measures taken to curb the progress of Covid-19 and the aid measures announced by governments worldwide, including the Brazilian government, to date, we cannot predict the extent, duration and impacts of these containment measures. or the results of aid measures in the countries where we operate and / or sell our products. Based on the information available, the main assessments and, where applicable, the main effects of the Covid-19 pandemic on our results of operations are:

a)	Government assistance measures

Several measures of economic and financial assistance were introduced by the federal entities, with the objective of assisting companies in mitigating the effects of the pandemic, with emphasis on the following, which were adopted by the companies of the Group:

i.	Ordinance of the Ministry of Economy No. 139 and No. 150 postponed the term for collecting the following federal taxes, due to the COVID-19 pandemic. The (a) Social contributions due by employers and domestic employers related to March and April, 2020 should be paid in August and October, 2020, respectively; and (b) PIS/PASEP and COFINS contributions regarding March and April, 2020 were also postponed to August and October, 2020, respectively.
ii.	Provisional Measure No. 927 suspended the enforceability of the FGTS payments by employers concerning March, April and May of 2020, with maturity in April, May and June, respectively, which can be paid as from July in up to six installments.
iii.	Provisional Measure No. 932. The Provisional Measure No. 932 reduces, until June 30, 2020, the rates of contributions to autonomous social services. The reductions were different for each entity that belongs to autonomous social services, varying from 0.05% to 1.25%.
iv.	Federal Decree No. 10,305. The Federal Decree No. 10,305 reduces to zero the tax on financial transactions (Imposto sobre Operações Financeiras), or “IOF,” applicable to credit transactions contracted between April 3 and July 3, 2020.

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Table of Contents Notes to the interim consolidated financial statements (In thousands of Brazilian Reais - R$, unless otherwise stated)

v.	Ordinance of the Ministry of Economy No. 201. Ordinance No. 201 extended the maturity date of the monthly installments related to the installment programs administered by the Special Secretariat of the Federal Revenue of Brazil (Receita Federal do Brasil), or “RFB,” and by the National Treasury Attorney's Office (Procuradoria-Geral da Fazenda Nacional), or “PGFN.” As a result, the installments due in May, June and July 2020 are extended until the last business day of August, October and December 2020, respectively.
vi.	Commitment signed between Comgás and the Government of the State of São Paulo to maintain the supply of gas to defaulting customers until July 31, 2020.

b)     Impact on interim financial statements

The Company ended the period ended June 30, 2020 with cash of R$10,953,572, positive net working capital of R$ 8,188,145 and a profit of R$ 865,336 million.

In order to preventively reinforce the liquidity level during this period of high volatility, in March to June 2020, financing lines were contracted and used with financial institutions in the amount of R$ 7,697,300, (R$ 2,276,000 contracted by joint ventures) without any financial covenant clauses. Considering the current level of liquidity, the additional initiatives mentioned above, other lines of credit under negotiation and the prospects for the short and medium term, the Company does not foresee a material impairment of its operational and financial capacity that could affect the Company's continuity.

Our covenants are assessed monthly for our need to generate sufficient cash flows to meet indebtedness and our ability to meet the covenants contained in the contracts that govern our indebtedness. As of June 30, 2020, the Company's leverage (gross debt / pro forma EBITDA) was 2.48x (2.3x as of December 31, 2019). As of June 30, 2020, the Company and its subsidiaries have been complying with all restrictive financial clauses.

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Table of Contents Notes to the interim consolidated financial statements (In thousands of Brazilian Reais - R$, unless otherwise stated)

Amid high market volatility, the Company believes that, at that moment, there will be a shift in cash flow between the months with circulation restrictions for the following months. Additionally, considering the low level of interest rates in Brazil and in the locations of our subsidiaries, we believe that despite the short-term fluctuations in some macroeconomic assumptions due to the impacts of the Covid-19 pandemic, our weighted average cost of capital should not change materials.

The Company assessed the circumstances that could indicate the impairment of its non-financial assets and concluded that there were no changes in the circumstances that would indicate an impairment loss. Therefore, the main long-term assumptions applied in the preparation of the cash flow models remain unchanged for the assessment of the impairment indicator. As a conclusion, it was verified that the discounted cash flows when compared to the book value of each segment, would result in a recoverable value higher than the book value. Our tax recovery projections are based on the same scenarios and assumptions above.

Losses due to the non-recoverability of financial assets were calculated based on the credit risk analysis, which includes the history of losses, the individual situation of customers, the situation of the economic group to which they belong, the real guarantees for debts and macroeconomic indicators. , and is considered, on June 30, 2020, sufficient to cover possible losses on the amounts receivable, in addition to a prospective assessment that takes into account the change or expected change in economic factors that affect the expected credit losses, which will be determined based on weighted probabilities and measured at an amount equal to the expected credit loss for life.

The maximum exposure to the Company's credit risk, net of losses due to the non-recoverability of financial assets, is the value of accounts receivable. The credit quality of accounts receivable falling due is considered adequate, and the amount of the effective risk of possible losses in accounts receivable from customers is presented as losses due to the non-recoverability of financial assets. Other counterparty credit risks for cash and cash equivalents, marketable securities, restricted cash and derivative financial instruments are determined by rating agencies widely accepted by the market. Balances are allocated to institutions with a minimum grade of “A”. As of June 30, 2020, there was no deterioration in credit risk in these counterparties.

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Table of Contents Notes to the interim consolidated financial statements (In thousands of Brazilian Reais - R$, unless otherwise stated)

The Company will continue, throughout 2020, its constant monitoring of the market seeking to identify any deterioration, significant drop in demand from the sectors in which we operate, relevant changes in the economy or financial market that lead to an increase in the perception of credit risk on accounts a receive from customers. Eventual changes that deteriorate the economic and business environment, if manifested at a greater intensity than anticipated in the scenarios evaluated by the Company, may result in an additional expected credit loss recognition.

Inventories are valued based on the loweer of the historical acquisition or production cost and the net realizable value. The Company uses the estimated sale price in the normal course of business to estimate the net realizable value, therefore, a decline in the level of activity in the domestic or international markets in which the Company operates, as a result of the Covid-19 pandemic and measures to contain it, can affect the demand and price of these products and have an adverse effect on the realizable value of inventories. As our inventories are substantially comprised of lubricants, basic oil and materials for the construction of gas pipelines that are products that are not valid or have a long duration, we have identified any indicators of impairment.

To date, there have been no changes in the scope of the Company's leases, no adjustments to the right of use, including adding or terminating the right to use one or more underlying assets, or extending or reducing the term of the contractual lease. We also believe that there has been no change in the consideration for the leases that we are both lessees and lessors.

2 Statement of compliance

The consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB). They do not include all the information required for a complete set of IFRS financial statements. However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Company’s financial position and performance since the last annual consolidated financial statements as at and for the period ended June 30, 2020.

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Table of Contents Notes to the interim consolidated financial statements (In thousands of Brazilian Reais - R$, unless otherwise stated)

These interim financial statements were prepared following the basis of preparation and accounting policies consistent with those adopted in the preparation of the financial statements of December 31, 2019 and should be read together.

The information in the explanatory notes that have not undergone significant changes compared to December 31, 2019 has not been fully presented in this quarterly information.

On December 2, 2019, Cosan S.A. sold its shares in Cosan Biomassa S.A. to Raízen Energia S.A.. The comparative consolidated statement of profit or loss and statements of cash flows have been restated to show the discontinued operation separately from continuing operations (See Note 25).

These consolidated financial statements were authorized for issue by the Board of Directors on August 07, 2020.

3 Accounting policies

These interim consolidated financial statements were prepared based on the preparation basis and accounting policies consistent with those adopted in the preparation of the financial statements as of December 31, 2019. All balances have been rounded to the nearest thousand, except where otherwise indicated.

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Table of Contents Notes to the interim consolidated financial statements (In thousands of Brazilian Reais - R$, unless otherwise stated)

4 Segment information

Segment information is used by the Company's top management (the Chief Operating Decision Maker) to assess the performance of the operating segments and make decisions regarding the allocation of resources. This information is prepared in a manner consistent with the accounting policies used in the preparation of the financial statements. The Company evaluates the performance of its operating segments based on earnings before interest, depreciation and amortization (“EBITDA - Earnings before interest, taxes, depreciation, and amortization”).

Reported segments:

i.	Raízen Energia: production and marketing of a variety of products derived from sugar cane, including raw sugar (Very High Polarization, or “VHP”), anhydrous and hydrated ethanol, and activities related to energy cogeneration from sugarcane bagasse. In addition, this segment holds interests in companies engaged in research and development on new technology;

ii.	Raízen Combustíveis: distribution and marketing of fuels, mainly through a franchised network of service stations under the “Shell” brand throughout Brazil, petroleum refining, the operation of fuel resellers, a convenience store business, the manufacture and sale of automotive and industrial lubricants, and the production and sale of liquefied petroleum gas throughout Argentina;

iii.	Gas and Energy: its main activities are: (i) distribution of piped natural gas in part of the State of São Paulo to customers in the industrial, residential, commercial, automotive and cogeneration sectors; and (ii) commercialization of electricity, comprising the purchase and sale of electricity to other traders, to consumers who have a free choice of supplier and to other agents permitted by law.

iv.	Logistics: logistics services for rail transportation, storage and port loading of commodities, mainly for grains and sugar, leasing of locomotives, wagons and another railway equipment;

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Table of Contents Notes to the interim consolidated financial statements (In thousands of Brazilian Reais - R$, unless otherwise stated)

v.	Moove: production and distribution of lubricants under the Mobil brand in Brazil, Argentina, Bolivia, Uruguay, Paraguay, the United States of America and Europe, as well as in the European and Asian markets under the “Comma” trademark and corporate activities;

Reconciliation:

i.	Cosan Corporate: digital wallet platform and other investments, in addition to the corporate activities of the Company. The Cosan corporate segment includes the financing subsidiaries for the Cosan group.

Although Raízen Energia and Raízen Combustíveis are joint ventures recorded under the equity method and are no longer proportionally consolidated, Management continues to review the information by segment. The reconciliation of these segments is shown in the “Deconsolidated effects” column.

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Table of Contents Notes to the interim consolidated financial statements (In thousands of Brazilian Reais - R$, unless otherwise stated)

	April 1, 2020 to June 30, 2020
	Reported segments						Reconciliation			Consolidated
	Raízen Energia	Raízen Combustíveis		Gas and Energy	Moove	Logistics	Cosan Corporate	Deconsolidated effects	Segment elimination
		Brazil	Argentina
Statement of profit or loss:
Gross sales	5,293,288	14,346,684	2,738,951	2,552,575	1,017,223	1,925,826	228	(22,378,923)	(9,881)	5,485,971
Domestic market (i)	4,023,825	14,346,684	2,738,951	2,552,575	986,387	1,925,826	228	(21,109,460)	(9,881)	5,455,135
External market (i)	1,269,463	—	—	—	30,836	—	—	(1,269,463)	—	30,836
Net sales	4,993,446	13,751,175	1,791,114	1,559,752	796,866	1,827,960	214	(20,535,735)	(9,881)	4,174,911
Cost of sales	(4,505,679)	(13,432,855)	(1,982,828)	(1,033,876)	(617,878)	(1,150,885)	(551)	19,921,362	9,881	(2,793,309)
Gross profit	487,767	318,320	(191,714)	525,876	178,988	677,075	(337)	(614,373)	—	1,381,602
Selling expenses	(167,878)	(326,632)	(165,421)	(202,166)	(104,256)	(8,169)	(422)	659,931	—	(315,013)
General and administrative expenses	(162,586)	(105,013)	(41,386)	(107,140)	(57,172)	(86,130)	(66,046)	308,985	—	(316,488)
Other income (expenses), net	(28,916)	53,329	24,189	29,677	688	205,683	(21,591)	(48,602)	—	214,457
Interest in earnings of associates	—	(275,205)	—	3	—	4,264	71,487	275,205	(68,574)	7,180
Interest in earnings of joint ventures	(82,759)	518	—	—	—	—	(221,151)	82,241	—	(221,151)
Finance results, net	(178,825)	(49,579)	(4,604)	(45,256)	(30,977)	(201,031)	62,578	233,008	—	(214,686)
Finance expense	(463,470)	(95,977)	(47,768)	(83,117)	(7,653)	(452,400)	(212,490)	607,215	—	(755,660)
Finance income	90,918	47,470	2,218	68,999	6,782	42,217	(56,869)	(140,606)	—	61,129
Foreign exchange, net	(131,889)	(657,122)	50,386	(48,507)	(41,827)	(389,353)	(286,671)	738,625	—	(766,358)
Derivatives	325,616	656,050	(9,440)	17,369	11,721	598,505	618,608	(972,226)	—	1,246,203
Income tax (expense)benefit	29,228	48,245	103,731	(70,122)	(905)	(185,182)	60,166	(181,204)	—	(196,043)
Profit for the period	(103,969)	(336,017)	(275,205)	130,872	(13,634)	406,510	(115,316)	715,191	(68,574)	339,858

Profit (loss) attributable to:
Owners of the Company	(106,647)	(335,679)	(275,205)	128,408	(10,001)	86,104	(113,856)	717,531	11,244	101,899
Non-controlling interests	2,678	(338)	—	2,464	(3,633)	320,406	(1,460)	(2,340)	(79,818)	237,959
	(103,969)	(336,017)	(275,205)	130,872	(13,634)	406,510	(115,316)	715,191	(68,574)	339,858
Other select data
Depreciation and amortization	618,630	73,766	172,773	119,518	26,221	532,028	3,963	(865,169)	—	681,730
EBITDA	664,258	(260,917)	(201,559)	365,768	44,469	1,324,751	(234,097)	(201,782)	(68,574)	1,432,317
Additions to PP&E, intangible and Contracts assets	574,010	54,912	55,627	234,702	7,219	722,215	7,388	(684,549)	—	971,524

Reconciliation of EBITDA
Profit (loss) for the period	(103,969)	(336,017)	(275,205)	130,872	(13,634)	406,510	(115,316)	715,191	(68,574)	339,858
Income tax and (expense) benefit	(29,228)	(48,245)	(103,731)	70,122	905	185,182	(60,166)	181,204	—	196,043
Finance results, net	178,825	49,579	4,604	45,256	30,977	201,031	(62,578)	(233,008)	—	214,686
Depreciation and amortization	618,630	73,766	172,773	119,518	26,221	532,028	3,963	(865,169)	—	681,730
EBITDA	664,258	(260,917)	(201,559)	365,768	44,469	1,324,751	(234,097)	(201,782)	(68,574)	1,432,317

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Table of Contents Notes to the interim consolidated financial statements (In thousands of Brazilian Reais - R$, unless otherwise stated)

	January 1, 2020 to June 30, 2020
	Reported segments						Reconciliation			Consolidated
	Raízen Energia	Raízen Combustíveis		Gas and Energy	Moove	Logistics	Cosan Corporate	Deconsolidated effects	Segment elimination
		Brazil	Argentina
Statement of profit or loss:
Gross sales	14,748,306	35,957,615	6,926,719	5,651,450	2,331,065	3,424,177	328	(57,632,640)	(17,542)	11,389,478
Domestic market (i)	8,934,768	35,957,615	6,926,719	5,651,450	2,247,093	3,424,177	328	(51,819,102)	(17,542)	11,305,506
External market (i)	5,813,538	—	—	—	83,972	—	—	(5,813,538)	—	83,972
Net sales	13,988,779	34,288,848	4,777,566	4,035,097	1,828,033	3,251,524	305	(53,055,193)	(17,542)	9,097,417
Cost of sales	(12,685,462)	(33,177,384)	(4,715,762)	(2,714,337)	(1,422,616)	(2,222,053)	(2,056)	50,578,608	17,542	(6,343,520)
Gross profit	1,303,317	1,111,464	61,804	1,320,760	405,417	1,029,471	(1,751)	(2,476,585)	—	2,753,897
Selling expenses	(377,123)	(695,473)	(356,180)	(360,994)	(223,879)	(17,321)	(1,424)	1,428,776	—	(603,618)
General and administrative expenses	(307,048)	(232,071)	(78,634)	(192,808)	(103,842)	(184,565)	(130,592)	617,753	—	(611,807)
Other income (expenses), net	240,905	166,371	48,678	40,364	29,028	113,781	(96,578)	(455,954)	—	86,595
Interest in earnings of associates	—	(288,511)	—	8	—	6,684	540,206	288,511	(536,478)	10,420
Interest in earnings of joint ventures	(87,097)	967	—	—	—	—	(29,808)	86,130	—	(29,808)
Finance results, net	(514,835)	(214,724)	(56,277)	(45,852)	(70,017)	(731,696)	248,480	785,836	—	(599,085)
Finance expense	(691,550)	(374,478)	(71,543)	(172,598)	(15,765)	(1,792,512)	(1,002,419)	1,137,571	—	(2,983,294)
Finance income	188,250	122,628	9,709	124,617	16,769	78,660	161,016	(320,587)	—	381,062
Foreign exchange, net	(740,100)	(3,536,461)	19,662	(199,787)	(115,840)	(1,965,117)	(1,687,054)	4,256,899	—	(3,967,798)
Derivatives	728,565	3,573,587	(14,105)	201,916	44,819	2,947,273	2,776,937	(4,288,047)	—	5,970,945
Income tax (expense)benefit	(80,004)	(48,315)	92,098	(253,018)	(14,516)	(86,351)	212,627	36,221	—	(141,258)
Profit for the period	178,115	(200,292)	(288,511)	508,460	22,191	130,003	741,160	310,688	(536,478)	865,336

Profit (loss) attributable to:
Owners of the Company	137,736	(198,395)	(288,511)	500,604	15,284	27,060	741,108	349,170	(535,304)	748,752
Non-controlling interests	40,379	(1,897)	—	7,856	6,907	102,943	52	(38,482)	(1,174)	116,584
	178,115	(200,292)	(288,511)	508,460	22,191	130,003	741,160	310,688	(536,478)	865,336
Other select data
Depreciation and amortization	1,816,150	151,987	315,357	236,280	49,690	951,213	7,673	(2,283,494)	—	1,244,856
EBITDA	2,589,104	214,734	(8,975)	1,043,610	156,414	1,899,263	287,726	(2,794,863)	(536,478)	2,850,535
Additions to PP&E, intangible and Contracts assets	1,642,320	129,834	142,999	485,460	10,359	1,283,310	12,759	(1,915,153)	—	1,791,888

Reconciliation of EBITDA
Profit (loss) for the period	178,115	(200,292)	(288,511)	508,460	22,191	130,003	741,160	310,688	(536,478)	865,336
Income tax and (expense) benefit	80,004	48,315	(92,098)	253,018	14,516	86,351	(212,627)	(36,221)	—	141,258
Finance results, net	514,835	214,724	56,277	45,852	70,017	731,696	(248,480)	(785,836)	—	599,085
Depreciation and amortization	1,816,150	151,987	315,357	236,280	49,690	951,213	7,673	(2,283,494)	—	1,244,856
EBITDA	2,589,104	214,734	(8,975)	1,043,610	156,414	1,899,263	287,726	(2,794,863)	(536,478)	2,850,535

(i) Domestic markets: sales within the countries where each entity is located; external markets: sales export.

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Table of Contents Notes to the interim consolidated financial statements (In thousands of Brazilian Reais - R$, unless otherwise stated)

	April 1, 2019 to June 30, 2019
	Reported segments						Reconciliation			Consolidated
	Raízen Energia	Raízen Combustíveis		Gas and Energy	Moove	Logistics	Cosan Corporate	Deconsolidated effects	Segment elimination
		Brazil	Argentina
Statement of profit or loss:
Gross sales	6,414,950	23,106,912	4,361,663	2,956,167	1,255,566	1,821,590	—	(33,883,525)	828	6,034,151
Domestic market (i)	5,322,458	23,106,912	4,361,663	2,956,167	1,239,762	1,821,590	—	(32,791,033)	828	6,018,347
External market (i)	1,092,492	—	—	—	15,804	—	—	(1,092,492)	—	15,804
Net sales	6,084,101	22,026,216	3,084,782	2,338,800	1,004,483	1,728,740	—	(31,195,099)	828	5,072,851
Cost of sales	(5,690,189)	(21,209,525)	(2,806,390)	(1,550,871)	(784,921)	(1,140,694)	(1)	29,706,104	(828)	(3,477,315)
Gross profit	393,912	816,691	278,392	787,929	219,562	588,046	(1)	(1,488,995)	—	1,595,536
Selling expenses	(172,208)	(386,104)	(166,731)	(152,088)	(120,743)	7,258	(2,329)	725,043	—	(267,902)
General and administrative expenses	(150,989)	(121,047)	(31,390)	(89,503)	(39,713)	(88,385)	(64,169)	303,426	—	(281,770)
Other income (expenses), net	423	117,241	28,825	17,450	(972)	(5,489)	(3,914)	(146,489)	—	7,075
Interest in earnings of associates	—	51,242	—	—	(774)	3,825	655,127	(51,242)	(652,174)	6,004
Interest in earnings of joint ventures	(8,947)	—	—	—	—	—	58,410	8,947	—	58,410
Finance results, net	(243,951)	(106,568)	(19,125)	(36,898)	13,049	(258,617)	(32,079)	369,644	—	(314,545)
Finance expense	(443,947)	(295,372)	(14,614)	(100,418)	(15,793)	(624,910)	(379,645)	753,933	—	(1,120,766)
Finance income	122,308	89,958	7,106	63,480	14,647	45,354	68,142	(219,372)	—	191,623
Foreign exchange, net	27,268	127,255	21,498	9,232	20,685	86,300	61,268	(176,021)	—	177,485
Derivatives	50,420	(28,409)	(33,115)	(9,192)	(6,490)	234,639	218,156	11,104	—	437,113
Income tax (expense)benefit	56,939	(94,478)	(38,729)	(180,473)	(17,560)	(61,621)	2,278	76,268	—	(257,376)
Profit (loss) from continuing operations	(124,821)	276,977	51,242	346,417	52,849	185,017	613,323	(203,398)	(652,174)	545,432
Loss from discontinued operations	—	—	—	—	—	—	(4,769)	—	—	(4,769)

Profit (loss) attributable to:
Owners of the Company	(138,456)	262,621	51,242	335,897	36,302	50,751	606,418	(175,407)	(820,967)	208,401
Non-controlling interests	13,635	14,356	—	10,520	16,547	134,266	2,136	(27,991)	168,793	332,262
	(124,821)	276,977	51,242	346,417	52,849	185,017	608,554	(203,398)	(652,174)	540,663
Other select data
Depreciation and amortization	626,195	67,620	119,623	115,211	20,597	416,978	3,368	(813,438)	—	556,154
EBITDA	688,386	545,643	228,719	678,999	77,957	922,233	646,492	(1,462,748)	(652,174)	1,673,507
Additions to PP&E, intangible and Contracts assets	629,734	66,391	145,082	174,205	6,119	438,729	2,787	(841,207)	—	621,840

Reconciliation of EBITDA
Profit (loss) for the period, continuing operations	(124,821)	276,977	51,242	346,417	52,849	185,017	613,323	(203,398)	(652,174)	545,432
Income tax and (expense) benefit	(56,939)	94,478	38,729	180,473	17,560	61,621	(2,278)	(76,268)	—	257,376
Finance results, net	243,951	106,568	19,125	36,898	(13,049)	258,617	32,079	(369,644)	—	314,545
Depreciation and amortization	626,195	67,620	119,623	115,211	20,597	416,978	3,368	(813,438)	—	556,154
EBITDA	688,386	545,643	228,719	678,999	77,957	922,233	646,492	(1,462,748)	(652,174)	1,673,507

26

Table of Contents Notes to the interim consolidated financial statements (In thousands of Brazilian Reais - R$, unless otherwise stated)

	January 1, 2019 to June 30, 2019
	Reported segments						Reconciliation			Consolidated
	Raízen Energia	Raízen Combustíveis		Gas and Energy	Moove	Logistics	Cosan Corporate	Deconsolidated effects	Segment elimination
		Brazil	Argentina
Statement of profit or loss:
Gross sales	13,975,948	44,180,317	8,752,357	5,563,600	2,537,914	3,544,027	3	(66,908,622)	(8,604)	11,636,940
Domestic market (i)	11,071,665	44,180,317	8,752,357	5,563,600	2,512,321	3,544,027	3	(64,004,339)	(8,604)	11,611,347
External market (i)	2,904,283	—	—	—	25,593	—	—	(2,904,283)	—	25,593
Net sales	13,204,129	42,059,356	6,212,905	4,398,851	2,038,823	3,363,686	2	(61,476,390)	(8,604)	9,792,758
Cost of sales	(12,341,464)	(40,329,972)	(5,585,410)	(3,049,798)	(1,611,279)	(2,294,168)	(1)	58,256,846	8,604	(6,946,642)
Gross profit	862,665	1,729,384	627,495	1,349,053	427,544	1,069,518	1	(3,219,544)	—	2,846,116
Selling expenses	(407,658)	(729,049)	(330,344)	(301,326)	(232,767)	4,416	(2,355)	1,467,051	—	(532,032)
General and administrative expenses	(275,426)	(251,744)	(63,264)	(173,110)	(77,356)	(171,610)	(117,658)	590,434	—	(539,734)
Other income (expenses), net	48,453	377,873	48,830	20,919	72	(27,015)	11,812	(475,156)	—	5,788
Interest in earnings of associates	—	161,986	—	—	951	8,575	1,017,766	(161,986)	(1,049,404)	(22,112)
Interest in earnings of joint ventures	(4,258)	1	1	—	—	—	362,243	4,256	—	362,243
Finance results, net	(399,001)	(72,700)	(124,033)	(89,375)	9,930	(583,062)	(171,429)	595,734	—	(833,936)
Finance expense	(760,252)	(472,174)	(31,905)	(199,457)	(26,496)	(1,060,028)	(638,820)	1,264,331	—	(1,924,801)
Finance income	247,679	151,653	12,379	110,114	18,156	87,229	102,540	(411,711)	—	318,039
Foreign exchange, net	53,756	185,961	(71,392)	5,916	11,433	59,355	29,964	(168,325)	—	106,668
Derivatives	59,816	61,860	(33,115)	(5,948)	6,837	330,382	334,887	(88,561)	—	666,158
Income tax (expense)benefit	63,829	(319,948)	3,301	(279,805)	(32,930)	(89,431)	63,501	252,818	—	(338,665)
Profit (loss) from continuing operations	(111,396)	895,803	161,986	526,356	95,444	211,391	1,163,881	(946,393)	(1,049,404)	947,668
Loss from discontinued operations	—	—	—	—	—	—	(10,576)	—	—	(10,576)

Profit (loss) attributable to:
Owners of the Company	(125,811)	860,635	161,986	495,728	65,693	57,730	1,158,280	(896,810)	(1,378,814)	398,617
Non-controlling interests	14,415	35,168	—	30,629	29,751	153,661	(4,976)	(49,583)	329,410	538,475
	(111,396)	895,803	161,986	526,357	95,444	211,391	1,153,304	(946,393)	(1,049,404)	937,092
Other select data
Depreciation and amortization	1,354,792	150,935	222,153	230,605	41,078	839,432	7,011	(1,727,880)	—	1,118,126
EBITDA	1,578,568	1,439,386	504,871	1,126,141	159,522	1,723,316	1,278,820	(3,522,825)	(1,049,404)	3,238,395
Additions to PP&E, intangible and Contracts assets	1,707,755	139,386	163,562	320,387	9,401	981,337	4,323	(2,010,703)	—	1,315,448

Reconciliation of EBITDA
Profit (loss) for the period, continuing operations	(111,396)	895,803	161,986	526,356	95,444	211,391	1,163,881	(946,393)	(1,049,404)	947,668
Income tax and (expense) benefit	(63,829)	319,948	(3,301)	279,805	32,930	89,431	(63,501)	(252,818)	—	338,665
Finance results, net	399,001	72,700	124,033	89,375	(9,930)	583,062	171,429	(595,734)	—	833,936
Depreciation and amortization	1,354,792	150,935	222,153	230,605	41,078	839,432	7,011	(1,727,880)	—	1,118,126
EBITDA	1,578,568	1,439,386	504,871	1,126,141	159,522	1,723,316	1,278,820	(3,522,825)	(1,049,404)	3,238,395

27

Table of Contents Notes to the interim consolidated financial statements (In thousands of Brazilian Reais - R$, unless otherwise stated)

	June 30, 2020
	Reported segments						Reconciliation			Consolidated
	Raízen Energia	Raízen Combustíveis		Gas and Energy	Moove	Logístics	Cosan Corporate	Deconsolidated effects	Segment elimination
		Brazil	Argentina
Statement of financial position:
Cash and cash equivalents	4,725,142	900,239	338,587	2,435,638	850,984	5,472,459	2,194,491	(5,963,968)	—	10,953,572
Marketable securities	—	—	—	1,011,180	136,022	404,289	1,107,117	—	—	2,658,608
Trade receivables	1,041,650	1,877,915	277,716	937,810	405,608	481,604	50	(3,197,281)	—	1,825,072
Derivative financial instruments	5,098,514	3,447,669	—	589,830	64,342	4,577,814	4,337,940	(8,546,183)	—	9,569,926
Inventories	3,314,212	2,434,004	1,334,341	118,346	471,852	279,195	205	(7,082,557)	—	869,598
Sectorial financial assets	—	—	—	404,907	—	—	—	—	—	404,907
Other financial assets	489,328	—	—	—	70,375	—	23,268	(489,328)	—	93,643
Other current assets	4,047,930	3,464,107	962,113	324,087	242,751	648,721	1,164,398	(8,474,150)	(553,019)	1,826,938
Other non-current assets	5,515,217	4,176,914	108,577	89,758	250,516	2,552,016	1,360,898	(9,800,708)	(338,520)	3,914,668
Investments in associates	—	3,269,149	375	—	350	45,310	13,674,413	(3,269,524)	(13,345,980)	374,093
Investments in joint ventures	521,544	739,546	—	—	—	—	7,598,440	(1,261,090)	—	7,598,440
Biological assets	1,035,981	—	—	—	—	—	—	(1,035,981)	—	—
Contract asset	—	—	—	710,290	9,092	—	—	—	—	719,382
Right-of-use assets	4,363,427	126,233	539,981	10,614	40,374	7,797,233	35,106	(5,029,641)	—	7,883,327
Property, plant and equipment	12,386,191	2,553,751	4,287,440	5,797	328,321	12,346,973	78,811	(19,227,382)	—	12,759,902
Intangible assets and goodwill	3,610,737	2,531,372	11,032	8,468,538	1,259,221	7,317,067	22,587	(6,153,141)	—	17,067,413
Loans, borrowings and debentures	(18,844,883)	(7,715,335)	(1,285,892)	(7,336,786)	(881,134)	(17,878,557)	(13,380,787)	27,846,110	—	(39,477,264)
Derivative financial instruments	(4,049,558)	(361,956)	(6,991)	(8,906)	(2,671)	—	(124,402)	4,418,505	—	(135,979)
Trade payables	(4,080,912)	(3,433,845)	(638,401)	(1,271,962)	(524,069)	(577,816)	(3,463)	8,153,158	—	(2,377,310)
Employee benefits payable	(538,807)	(138,756)	(71,319)	(52,899)	(59,452)	(152,043)	(24,769)	748,882	—	(289,163)
Sectorial financial liabilities	—	—	—	(497,054)	—	—	—	—	—	(497,054)
Other current liabilities	(3,088,771)	(2,515,628)	(1,280,063)	(440,318)	(263,789)	(736,831)	(540,568)	6,884,462	64,773	(1,916,733)
Preferred shareholders payable in subsidiaries	—	—	—	—	—	—	(446,984)	—	—	(446,984)
Leases	(3,798,443)	(135,955)	(494,126)	(11,409)	(43,325)	(7,908,724)	(38,497)	4,428,524	—	(8,001,955)
Other non-current liabilities	(1,840,973)	(5,495,402)	(813,846)	(2,016,750)	(535,593)	(5,912,196)	(1,888,411)	8,150,221	826,766	(9,526,184)
Total assets (net of liabilities) allocated by segment	9,907,526	5,724,022	3,269,524	3,470,711	1,819,775	8,756,514	15,149,843	(18,901,072)	(13,345,980)	15,850,863
Total assets	46,149,873	25,520,899	7,860,162	15,106,795	4,129,808	41,922,681	31,597,724	(79,530,934)	(14,237,519)	78,519,489

Shareholders' equity attributable to:
Equity attributable to owners of the Company	9,800,838	5,464,994	3,269,524	3,408,949	1,266,602	1,775,657	4,974,157	(18,535,356)	(6,451,208)	4,974,157
Non-controlling interests	106,688	259,028	—	61,762	553,173	6,980,857	10,175,686	(365,716)	(6,894,772)	10,876,706
Total shareholders' equity	9,907,526	5,724,022	3,269,524	3,470,711	1,819,775	8,756,514	15,149,843	(18,901,072)	(13,345,980)	15,850,863

28

Table of Contents Notes to the interim consolidated financial statements (In thousands of Brazilian Reais - R$, unless otherwise stated)

	December 31, 2019
	Reported segments						Reconciliation
	Raízen Energia	Raízen Combustíveis		Gas and Energy	Moove	Logistics	Cosan Corporate	Deconsolidated effects	Segment elimination	Consolidated
		Brazil	Argentina
Statement of financial position:
Cash and cash equivalents	2,715,055	1,036,151	266,309	1,083,410	610,605	1,963,018	4,815,241	(4,017,515)	—	8,472,274
Marketable securities	—	—	—	200,233	43,856	1,751,853	1,119,561	—	—	3,115,503
Trade receivables	1,135,079	2,455,365	442,204	987,397	427,714	399,249	34	(4,032,648)	—	1,814,394
Derivative financial instruments	2,139,240	911,874	5,165	374,730	17,005	1,624,023	1,808,652	(3,056,279)	—	3,824,410
Inventories	4,592,428	3,007,893	1,099,632	89,586	449,211	248,456	69	(8,699,953)	—	787,322
Other financial assets	602,542	—	—	—	134,636	—	17,127	(602,542)	—	151,763
Other current assets	7,125,332	4,026,776	882,624	315,744	165,070	604,988	1,307,714	(12,034,732)	(789,267)	1,604,249
Other non-current assets	4,196,166	4,231,350	62,869	90,662	150,683	2,638,286	1,562,822	(8,490,385)	(488,227)	3,954,226
Investments in associates	—	2,612,576	276	—	365	52,012	12,760,443	(2,612,852)	(12,435,113)	377,707
Investments in joint ventures	577,008	727,936	—	—	—	—	7,548,960	(1,304,944)	—	7,548,960
Biological assets	734,495	—	—	—	—	—	—	(734,495)	—	—
Contract asset	—	—	—	594,602	5,939	—	—	—	—	600,541
Right-of-use assets	4,017,503	97,374	476,251	10,128	22,592	4,410,952	26,058	(4,591,128)	—	4,469,730
Property, plant and equipment	11,342,326	2,595,878	3,304,040	—	310,007	11,770,168	72,961	(17,242,244)	—	12,153,136
Intangible assets and goodwill	3,666,186	2,548,927	9,637	8,291,608	1,161,426	7,375,033	15,592	(6,224,750)	—	16,843,659
Loans, borrowings and debentures	(15,653,705)	(5,745,735)	(912,807)	(5,244,942)	(670,263)	(11,720,477)	(11,416,533)	22,312,247	—	(29,052,215)
Derivative financial instruments	(1,422,923)	(325,018)	—	—	(1,801)	(482)	(78,768)	1,747,941	—	(81,051)
Trade payables	(5,101,474)	(2,568,885)	(943,789)	(1,154,206)	(515,759)	(513,325)	(6,974)	8,614,148	—	(2,190,264)
Employee benefits payable	(360,414)	(77,692)	(48,752)	(59,928)	(70,068)	(216,685)	(34,656)	486,858	—	(381,337)
Other current liabilities	(4,317,609)	(5,859,807)	(856,185)	(683,555)	(217,706)	(711,305)	(1,113,182)	11,033,601	471,622	(2,254,126)
Preferred shareholders payable in subsidiaries	—	—	—	—	—	—	(611,537)	—	—	(611,537)
Leases	(3,504,501)	(103,807)	(439,860)	(10,843)	(27,431)	(4,529,139)	(27,475)	4,048,168	—	(4,594,888)
Other non-current liabilities	(2,046,961)	(4,492,725)	(734,762)	(1,998,107)	(408,385)	(6,531,054)	(2,180,301)	7,274,448	805,872	(10,311,975)
Total assets (net of liabilities) allocated by segment	10,435,773	5,078,431	2,612,852	2,886,519	1,587,696	8,615,571	15,585,808	(18,127,056)	(12,435,113)	16,240,481
Total assets	42,843,360	24,252,100	6,549,007	12,038,100	3,499,109	32,838,038	31,055,234	(73,644,467)	(13,712,607)	65,717,874

Equity attributable to owners of the Company	10,358,052	4,808,076	2,612,852	2,861,954	1,107,137	1,746,668	5,401,864	(17,778,980)	(5,715,758)	5,401,865
Non-controlling interests	77,721	270,355	—	24,565	480,559	6,868,903	10,183,944	(348,076)	(6,719,355)	10,838,616
Total shareholders’ equity	10,435,773	5,078,431	2,612,852	2,886,519	1,587,696	8,615,571	15,585,808	(18,127,056)	(12,435,113)	16,240,481

29

Table of Contents Notes to the interim consolidated financial statements (In thousands of Brazilian Reais - R$, unless otherwise stated)

4.1 Net sales by segment

	April 1, 2020 to June 30, 2020	January 1, 2020 to June 30, 2020	April 1, 2019 to June 30, 2019 (Restated)	January 1, 2019 to June 30, 2019 (Restated)
Reported segment

Raízen Energia
Ethanol	2,087,864	5,757,665	1,912,101	4,862,646
Sugar	1,085,080	3,387,961	751,317	2,332,914
Gas	196,147	1,020,194	731,409	1,354,939
Diesel	1,095,068	2,607,602	1,736,908	2,936,184
Cogeneration	437,989	1,105,270	911,268	1,647,148
Other	91,298	110,087	41,098	70,298
	4,993,446	13,988,779	6,084,101	13,204,129
Raízen Combustíveis
Fuels	15,350,786	38,591,263	24,745,688	47,551,699
Other	191,503	475,151	365,310	720,562
	15,542,289	39,066,414	25,110,998	48,272,261
Gas and Energy
Distribution of natural gas
Industrial	758,015	2,245,829	1,512,161	2,900,568
Residential	309,596	620,736	308,026	518,953
Cogeneration	55,740	149,935	110,597	214,120
Automotive	26,783	103,078	87,980	167,950
Commercial	36,710	163,022	125,582	229,508
Construction revenue	219,098	416,319	182,114	342,050
Other	8,696	22,289	12,340	25,702
Electricity trading	145,114	313,889	—	—
	1,559,752	4,035,097	2,338,800	4,398,851
Moove
Finished goods	735,814	1,689,164	839,959	1,810,948
Basic oil	36,230	87,624	155,676	212,261
Services	24,822	51,245	8,848	15,614
	796,866	1,828,033	1,004,483	2,038,823
Logistics
North operations	1,383,083	2,468,044	1,283,959	2,523,962
South operations	386,188	654,067	371,811	700,233
Container operations	58,689	129,413	72,970	139,491
	1,827,960	3,251,524	1,728,740	3,363,686
Reconciliation
Cosan Corporate	214	305	—	2
Deconsolidated effects and eliminations	(20,545,616)	(53,072,735)	(31,194,271)	(61,484,994)
Total	4,174,911	9,097,417	5,072,851	9,792,758

30

Table of Contents Notes to the interim consolidated financial statements (In thousands of Brazilian Reais - R$, unless otherwise stated)

5 Financial assets and liabilities

The carrying amount of financial assets and financial liabilities are as follows:

	Note	June 30, 2020	December 31, 2019
Assets
Fair value through profit or loss
Cash and cash equivalents	5.1	2,051,887	3,279,170
Marketable securities	5.2	2,658,608	3,115,503
Other financial assets		93,643	134,637
Derivate financial instruments	5.8	9,569,926	3,824,410
		14,374,064	10,353,720
Amortized cost
Cash and cash equivalents	5.1	8,901,685	5,193,104
Trade receivables	5.3	1,825,072	1,814,394
Restricted cash	5.2	42,672	147,910
Receivables from related parties	5.4	188,336	173,341
Sector financial assets	12	404,907	—
Dividends receivable		57,942	23,252
		11,420,614	7,352,001

Total assets		25,794,678	17,705,721

	Note	June 30, 2020	December 31, 2019
Liabilities
Amortized cost
Loans, borrowings and debentures	5.5	16,250,050	12,682,049
Leases	5.6	8,001,955	4,594,888
Trade payables	5.7	2,377,310	2,190,264
Other financial liabilities		405,798	543,879
Payables to related parties	5.4	399,385	392,458
Preferred shareholders payable in subsidiaries		446,984	611,537
Dividends payable		8,596	214,104
Sector financial liabilities	12	497,054	—
Tax installments - REFIS	13	204,281	213,360
		28,591,413	21,442,539
Fair value through profit or loss
Loans, borrowings and debentures	5.5	23,227,214	16,370,166
Consideration payable		219,362	184,370
Derivative financial instruments	5.8	135,979	81,051
		23,582,555	16,635,587

Total liabilities		52,173,968	38,078,126

31

Table of Contents Notes to the interim consolidated financial statements (In thousands of Brazilian Reais - R$, unless otherwise stated)

5.1 Cash and cash equivalents

	June 30, 2020	December 31, 2019
Cash and bank accounts	872,518	364,151
Savings account	1,219,980	885,740
Financial investments	8,861,074	7,222,383
	10,953,572	8,472,274

Financial investments are composed as follows:

	June 30, 2020	December 31, 2019
Investment fund
Repurchase agreements	477,736	2,799,706
Bank certificate of deposits - CDB	1,574,151	479,464
	2,051,887	3,279,170
Bank investments
Repurchase agreements	1,305,833	1,400,735
Bank certificate of deposits - CDB	5,429,059	2,339,058
Other	74,295	203,420
	6,809,187	3,943,213
	8,861,074	7,222,383

The Company’s onshore financial investments are remunerated at rates around 97% of the Brazilian interbank offering rate (Certificado de Depósito Interbancário), or “CDI,” at June 30, 2020 (100% of CDI in 2019) and offshore financial investments are remunerated at rates around 100% of Fed Funds. The sensitivity analysis on interest rate risks is in Note 22.

32

Table of Contents Notes to the interim consolidated financial statements (In thousands of Brazilian Reais - R$, unless otherwise stated)

5.2 Marketable securities and restricted cash

	June 30, 2020	December 31, 2019
Marketable securities
Government security (i)	2,544,394	2,719,630
Bank certificate of deposit - CDB	83,698	125,413
Repurchase agreements	30,516	270,460
	2,658,608	3,115,503

Restricted cash
Investments linked to loans	—	86,681
Securities pledged as collateral	42,672	61,229
	42,672	147,910

(i)       Government securities have stated interest connected to Special System for Settlement and Custody (Sistema Especial de Liquidação e de Custódia), or “SELIC”.

5.3 Trade receivables

	June 30, 2020	December 31, 2019
Domestic – Local currency	1,952,961	1,874,400
Export – Foreign currency	56,915	60,401
	2,009,876	1,934,801

Expected credit losses (i)	(184,804)	(120,407)
	1,825,072	1,814,394

Current	1,796,514	1,786,095
Non-current	28,558	28,299
	1,825,072	1,814,394

(i)	Of the total recognized, approximately R$ 54,000 was added to the subsidiary Comgás due to higher defaults due to the COVID-19 pandemic.

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Table of Contents Notes to the interim consolidated financial statements (In thousands of Brazilian Reais - R$, unless otherwise stated)

5.4 Related parties

a)	Summary of balances to related parties

	June 30, 2020	December 31, 2019
Current asset
Corporate operation / Agreements
Raízen Energia S.A. (i)	63,002	50,296
Aguassanta Participações S.A.	626	444
Raízen Combustíveis S.A. (i)	4,334	7,588
Other	184	291
	68,146	58,619

Total current assets	68,146	58,619

Non-current assets
Corporate operation / Agreements
Raízen Combustíveis S.A. (i)	41,277	36,410
Other	460	—
	41,737	36,410
Preferred shares
Raízen Energia S.A. (i)	78,304	78,304
Janus Brasil Participações S.A	8	8
Raízen Combustíveis S.A. (i)	141	—
	78,453	78,312

Total non-current assets	120,190	114,722

Total assets	188,336	173,341

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Table of Contents Notes to the interim consolidated financial statements (In thousands of Brazilian Reais - R$, unless otherwise stated)

	June 30, 2020	December 31, 2019
Current liabilities
Corporate operations / agreements
Raízen Energia S.A. (i)	260,025	262,612
Raízen Combustíveis S.A. (i)	137,099	127,773
Radar Propriedades Agrícolas S.A.	—	150
Other	1,520	1,923
Total current liabilities	398,644	392,458

Non-current liabilities
Corporate operations / agreements
Other	741	—
Total non-current liabilities	741	—

(i)

Current and non-current assets receivable from Raízen Energia and Raízen Combustíveis are, primarily, tax credits which will be reimbursed to the Company when realized. The preferred shares are used to Raízen reimburse Cosan, with preferential dividends, when the net operating loss is consumed in Raízen.

Current liabilities represent reimburse to Raízen Energia and Raízen Combustíveis related to expenses regarding legal disputes and other liabilities, generated before the formation of joint ventures, which are responsibility of Cosan S.A..

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Table of Contents Notes to the interim consolidated financial statements (In thousands of Brazilian Reais - R$, unless otherwise stated)

b)	Related party transactions

	April 1, 2020 to June 30, 2020	January 1, 2020 to June 30, 2020	April 1, 2019 to June 30, 2019 (Restatement)	January 1, 2019 to June 30, 2019 (Restatement)
Product sales
Raízen Energia S.A.	63,493	174,327	68,954	176,758
Raízen Combustíveis S.A	34,622	77,728	56,125	105,909
Other	550	818	2,265	6,204
	98,665	252,873	127,344	288,871
Purchase of goods / inputs
Raízen Energia S.A.	—	—	(2,204)	(2,400)
Raízen Combustíveis S.A	(250,514)	(501,411)	(300,038)	(578,372)
Other	(14)	(27)	(256)	(256)
	(250,528)	(501,438)	(302,498)	(581,028)
	—	—	—	(133)
Shared expense
Raízen Energia S.A.	(20,040)	(43,476)	(17,992)	(37,026)
	(20,040)	(43,476)	(17,992)	(37,026)
Financial result
Usina Santa Luiza	—	—	—	(41)
Raízen Energia S.A.	4	5	—	—
Raízen Combustíveis S.A	1,946	4,013	1,392	2,760
Other	4	4	(101)	(130)
	1,954	4,022	1,291	2,589

c)	Officers’ and directors’ compensation

The Company has a compensation policy approved by the Board of Directors. Compensation of the Company’s key management personnel includes salaries, non-cash benefits and contributions to a post-employment defined benefit plan.

	April 1, 2020 to June 30, 2020	January 1, 2020 to June 30, 2020	April 1, 2019 to June 30, 2019	January 1, 2019 to June 30, 2019
Short-term benefits to officers and directors	10,780	30,199	29,017	52,290
Share-based payment transactions	1,652	6,591	5,224	7,758
Post-employment benefits	215	431	307	476
Other long-term benefits	—	—	547	547
Benefits from termination of employment contract	—	—	1,193	1,193
	12,647	37,221	36,288	62,264

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Table of Contents Notes to the interim consolidated financial statements (In thousands of Brazilian Reais - R$, unless otherwise stated)

5.5 Loans, borrowings and debentures

	Interest
Description	Index	Annual interest rate	June 30, 2020	December 31, 2019	Maturity	Objective
With guarantee
BNDES	URTJLP	7.41%	3,495,824	2,213,704	Dec-29	Expansion project
	Fixed	5.59%	740,650	834,039	Jan-25	Expansion project
	TJ462	7.89%	—	144,573	Oct-20	Investment
	Selic	5.52%	—	73,540	Oct-20	Investment
	Selic	5.68%	—	52,031	Jun-23	Investment
	TJLP	7.09%	—	83,174	Jun-23	Investment
	TJLP	5.09%	—	1,667	Jun-23	Investment
	Selic	3.52%	371	1,118	Sep-20	Expansion project
	Fixed	3.50%	1,251	1,426	Jan-24	Expansion project
	IPCA	9.48%	1,591	1,528	Nov-21	Expansion project
	URTJLP	7.10%	2,001	4,952	Mar-22	Expansion project
Export credit agreement (ECA)	Euribor + 0.58%	0.58%	104,733	79,528	Sep-26	Investment
EIB	U.S.$	3.88%	—	31,770	Jun-20	Investment
	U.S.$	2.94%	19,864	29,081	Sep-20	Investment
	U.S.$ + LIBOR	1.11%	65,308	71,129	May-21	Investment
	U.S.$ + LIBOR	1.35%	92,051	89,336	Sep-21	Investment
			4,523,644	3,712,596
Without guarantee
Foreign loans	GBP + Libor	1.29%	135,549	106,643	Dec-21	Acquisition
	GBP + Libor	1.84%	237,264	186,604	Dec-22	Acquisition
	GBP + Libor	2.05%	170,605	150,253	Jul-21	Acquisition
	Fixed	1.16%	3,342	3,561	Mar-22	Investment
NCE	CDI + 0,80%	2.97%	508,166	512,078	Dec-23	Working capital
	CDI + 1,03%	3.63%	80,974	—	Feb-23	Working capital
	CDI + 3,05%	5.27%	203,280	—	Mar-21	Working capital
	CDI + 3,15%	5.37%	455,501	—	Mar-21	Working capital
Perpetual Notes	U.S.$	8.25%	2,772,510	2,040,752	Nov-40	Acquisition
Resolution 4131	U.S.$	4.79%	13,411	20,688	Oct-20	Working capital
	U.S.$ + Libor	2.90%	—	81,107	Feb-20	Working capital
	U.S.$	3.67%	439,848	313,493	May-23	Working capital
	U.S.$	1.36%	514,716	217,537	Nov-22	Working capital
	U.S.$	1.59%	408,013	—	Apr-21	Working capital
	CDI	4.86%	201,707	—	Apr-21	Working capital
Senior Notes Due 2023	U.S.$	5.00%	602,861	438,985	Mar-23	Acquisition
Senior Notes Due 2027	U.S.$	7.00%	4,565,361	3,234,647	Jan-27	Acquisition
Senior Notes Due 2024	U.S.$	7.38%	5,033,761	3,318,895	Feb-24	Acquisition
Senior Notes Due 2024	U.S.$	5.95%	1,297,701	903,636	Sep-24	Acquisition
Senior Notes Due 2025	U.S.$	5.88%	3,290,398	2,182,089	Jan-25	Acquisition
Senior Notes Due 2029	Fixed	5.50%	4,142,356	3,071,052	Sep-29	Acquisition
Guaranteed account	122% of CDI	2.69%	3,120	—	Aug-20	Working capital
	125.5% of CDI	5.53%	—	740	Jan-20	Working capital
Prepayment	U.S.$+Libor	4.87%	55,442	—	Mar-21	Working capital
	100% Libor	1.43%	109,734	80,932	Nov-21	Working capital
	100% Libor 0,76%	2.72%	55,739	40,474	Oct-20	Working capital
Debentures	IGPM + 6,10%	12.23%	252,248	240,900	May-28	Working capital
	IPCA + 5.57%	7.29%	110,106	108,133	Sep-20	Working capital
	IPCA + 7.14%	8.89%	331,762	318,412	Dec-20	Working capital
	IPCA + 7.48%	9.23%	298,734	286,271	Dec-22	Working capital
	IPCA + 7.36%	9.11%	98,418	94,367	Dec-25	Working capital
	IPCA + 5.87%	7.60%	903,517	859,996	Dec-23	Working capital
	IPCA + 4.33%	6.03%	444,278	431,817	Oct-24	Working capital
	IPCA + 4.68%	6.39%	578,955	570,098	Feb-26	Working capital
	IPCA + 4.50%	6.20%	677,168	668,034	Feb-29	Working capital

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Table of Contents Notes to the interim consolidated financial statements (In thousands of Brazilian Reais - R$, unless otherwise stated)

	IPCA + 3,90%	5.59%	977,971	895,249	Oct-29	Working capital
	IPCA + 4,00%	5.70%	239,466	219,466	Oct-29	Working capital
	IPCA - 3.25% base 252	4.93%	540,663	—	Apr-29	BNDES
	IPCA - 4.10% base 252	5.80%	184,920	—	Apr-29	BNDES
	CDI - 2.75%	4.96%	100,047	—	Jun-22	Working capital
	IPCA + 6,80%	8.54%	766,952	—	Apr-30	Debentures
	CDI - 3.00% base 252	5.21%	584,914	—	Apr-21	Promissory note
	CDI - 3.40% base 252	5.62%	505,689	—	Apr-21	Promissory note
	106 % of CDI	4.67%	—	1,727,459	Feb-21	Acquisition (i)
	100% CDI + 0,50%	2.66%	2,056,453	2,015,251	Oct-22	Working capital
			34,953,620	25,339,619

Total			39,477,264	29,052,215

Current			4,810,360	3,518,225
Non-current			34,666,904	25,533,990

(i)	On December 20, 2019, Cosan S.A. announced a tender offer with an optional early redemption of the debentures from its second issuance of non-convertible, single series, unsecured debentures issued in February 28, 2019 and due on February 28, 2021. The optional early full redemption took place on January 16, 2020. Cosan S.A. redeemed debentures in aggregate amount of R$1,735,203.

The Company used the annual average rate of the CDI of 2.15% and Brazilian long-term interest rate (taxa de juros de longo prazo), or “TJLP,” of 4.94%.

Non-current borrowings are scheduled to fall due as follows:

	June 30, 2020	December 31, 2019
13 to 24 months	1,903,483	1,813,849
25 to 36 months	4,502,025	3,240,861
37 to 48 months	6,747,001	2,294,198
49 to 60 months	5,653,443	5,032,388
61 to 72 months	715,662	2,520,671
73 to 84 months	5,104,217	456,983
85 to 96 months	1,276,692	3,821,149
Thereafter	8,764,381	6,353,891
	34,666,904	25,533,990

The carrying amounts of loans, borrowings and debentures are denominated in the following currencies:

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Table of Contents Notes to the interim consolidated financial statements (In thousands of Brazilian Reais - R$, unless otherwise stated)

	June 30, 2020	December 31, 2019
Brazilian reais (R$)	15,346,697	12,360,022
U.S. Dollar (U.S.$)	23,479,073	16,165,604
British pound (GBP)	543,419	443,500
Euro (EUR)	108,075	83,089
	39,477,264	29,052,215

Below are the movements that occurred for the period ended June 30, 2020:

At December 31, 2019	29,052,215
Raised	5,511,144
Amortization of principal	(2,413,001)
Payment of interest	(736,372)
Interest, exchange rate and fair value	8,063,278
June 30, 2020	39,477,264

a)	Guarantees

Some financing agreements with the Brazilian National Economic and Social Development Bank (Banco Nacional de Desenvolvimento Econômico e Social), or “BNDES,” of the subsidiaries Comgás and Rumo, are guaranteed by bank guarantee, or by real guarantees (assets) and escrow account. On June 30, 2020, the balance of bank guarantees contracted was R$180,464 with an average cost of 0.99% p.a. (R$532,558 as of December 31, 2019).

b)	Available credit line

As of June 30, 2020 and on December 31, 2019, the subsidiary Rumo S.A. had available credit lines from BNDES, which were not used, in the total amount of R$1,946,194.

At June 30, 2020, the subsidiary Cosan S.A. had available credit lines from financial institutions AA, which were not used, in the total amount of R$501,000.

39

Table of Contents Notes to the interim consolidated financial statements (In thousands of Brazilian Reais - R$, unless otherwise stated)

The use of these credit lines is subject to certain contractual conditions.

c)	Financial covenants

Under the terms of the major borrowing facilities, the Company and its subsidiaries are required to comply with the following financial covenants:

Debt	Triggers	Ratios
Debenture 3rd and 4th Issue – Comgás	Short-term indebtedness / Total indebtedness cannot exceed 0.6	0.31
Debenture 3rd to 8th Issue – Comgás	Net debt / EBITDA cannot exceed 4.00	1.40
BNDES	Net debt / EBITDA cannot exceed 4.00	1.40
Loan 4131	Net debt / EBITDA cannot exceed 4.00	1.40
Promissory note	Net debt / EBITDA cannot exceed 4.00	1.40
Senior Notes 2027 - Cosan S.A.	Net debt (i)/ EBITDA not higher than or equal to 3.5	2.39
Senior Notes Due 2024 – Cosan Limited	Net debt (i)/ EBITDA not higher than or equal to 3.5	2.30
Senior Notes Due 2029 – Cosan Limited	Net debt (i)/ EBITDA not higher than or equal to 3.5	2.30
Senior Notes Due 2024 – Rumo	Net debt / EBITDA not higher than or equal to 3.3	1.97
Senior Notes Due 2025 - Rumo	Net debt / EBITDA not higher than or equal to 3.3	1.97
BNDES - Rumo	Net debt / EBITDA not lower than or equal 3.3x in December 2020	1.97
BNDES - Rumo	EBITDA / Consolidated Financial Result not lower than or equal 2.0x in December 2020	9.68

(i)     Net debt and EBITDA pro forma, including joint ventures numbers;

(ii)    Net debt consists of current and non-current debt (including preferred shareholders payable in subsidiaries), net of cash and cash equivalents, marketable securities and derivatives on debt recorded in our consolidated financial statements as other non-current assets. Net debt is a non-GAAP measure.

(iii)  Net debt consists of current and non-current loans and financing, net of cash and cash equivalents and of securities and securities recorded in these interim financial statements;

(iv)  The effects of initial recognition of IFRS 16 are not part of triggers measures for financial covenants purposes.

For the other loans, borrowings and debentures of the Company there are no financial clauses.

The loan terms include provisions for cross-default.

As of June 30, 2020, the Company and its subsidiaries were in compliance with all restrictive financial clauses.

40

Table of Contents Notes to the interim consolidated financial statements (In thousands of Brazilian Reais - R$, unless otherwise stated)

d)	Fair value and exposure to financial risk

The fair value of the loans is based on the discounted cash flow using its implicit discount rate. They are classified as a level 2 fair value in the hierarchy (Note 5.9) due to the use of unobservable data, including own credit risk.

The details of the Company’s exposure to risks arising from loans are shown in Note 22.

5.6 Leases

The balance sheet shows the following amounts relating to leases:

	Finance leases	Operating leases	Total

At January 1, 2020	429,591	4,165,297	4,594,888
Recognition of interest	—	1,849	1,849
Transfer of liabilities (i)	31,795	307,906	339,701
Payment of principal	(50,420)	(134,158)	(184,578)
Payment of interest	(31,080)	(223,624)	(254,704)
Additions	87,976	3,416,823	3,504,799
At June 30, 2020	467,862	7,534,093	8,001,955

Current	257,931	876,910	1,134,841
Non-current	210,282	6,656,832	6,867,114
	468,213	7,533,742	8,001,955

(i)               Transfer of parcels under litigation to lease and concessions (Note 11).

The lease agreements have varying expirations, with last due to expire in June 2043. The amounts are adjusted annually for inflation rates (General Market Price Index (Índice Geral de Preços – Mercado), or “IGP-M,” or Extended National Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo), or “IPCA”) or may incur interest based on the TJLP) or CDI and some contracts have renewal or purchase options that were considered in determining the classification as lease.

41

Table of Contents Notes to the interim consolidated financial statements (In thousands of Brazilian Reais - R$, unless otherwise stated)

In addition to the amortization and appropriation of interest and exchange variation highlighted in the previous tables, the following impacts on income during the period ended June 30, 2020 were recorded for other lease agreements that were not included in the measurement of lease liabilities:

June 30, 2020

Variable lease payments not included in the measurement of lease liabilities	11,567
Expenses relating to short-term leases	498
Expenses relating to leases of low-value assets, excluding short-term leases of low-value assets	23,552
35,617

Additional Information

The Company, in full compliance with the rules, in measuring and remeasuring its lease liabilities and the right to use, proceeded to discount the present value of future lease installments without projecting the projected future inflation in the installments to be discounted.

The incremental interest rate (nominal) used by the Company and its subsidiaries was determined based on the interest rates to which the Company has access, adjusted to the Brazilian market and the terms of its contracts. Rates between 10.9% and 14.2% were used, according to the term of each contract.

5.7 Trade payables

The carrying amounts of trade and other payables are the same as their fair values, due to their short-term nature.

42

Table of Contents Notes to the interim consolidated financial statements (In thousands of Brazilian Reais - R$, unless otherwise stated)

	June 30, 2020	December 31, 2019
Materials and service suppliers	1,274,379	1,356,978
Natural gas suppliers	1,001,351	815,798
Other	101,580	17,488
	2,377,310	2,190,264

5.8 Derivative financial instruments

Accounting policy (new operations)

Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured at fair value at the end of each reporting period. The accounting for subsequent changes in fair value depends on whether the derivative is designated as a hedge instrument and, if so, the nature of the hedged item. The Company designates certain derivatives as:

(i)       fair value hedge of recognized assets or liabilities or a firm commitment (fair value hedge); or

(ii)       hedge of a particular risk associated with cash flows from recognized assets and liabilities and highly probable forecast transactions (cash flow hedge).

At the beginning of the hedge relationship, the Company documents the economic relationship between the hedge instruments and the hedged items, including changes in the cash flows of the hedge instruments, which should offset the changes in the cash flows of the hedged items. The Company documents its risk management objective and strategy for carrying out its hedge operations. Changes in the fair value of any derivative instrument that does not qualify for hedge accounting are recognized immediately in the income statement and are included in other gains / (losses).

The fair values of the derivative financial instruments designated in hedge relationships are disclosed below. The total fair value of a hedge derivative is classified as a non-current asset or liability when the remaining maturity of the hedged item is greater than 12 months; it is classified as a current asset or liability when the remaining maturity of the hedged item is less than 12 months.

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Table of Contents Notes to the interim consolidated financial statements (In thousands of Brazilian Reais - R$, unless otherwise stated)

The Company makes an assessment, both at the beginning of the hedge relationship and on an ongoing basis, on whether the hedge instruments should be highly effective in offsetting changes in fair value or in the cash flows of the respective attributable hedged items. For the hedged risk, and if the actual results of each hedge are within a range of 60% to 140%.

The Company has a portfolio of energy contracts (purchase and sale) aimed at meeting demands and offers for consumption or supply of energy. In addition, there is a portfolio of contracts that comprises forward positions, usually short-term. For this portfolio, there is no purchase commitment with a sales contract.

The Company has the flexibility to manage the contracts in this portfolio in order to obtain gains from variations in market prices, considering its policies and risk limits. Contracts in this portfolio can be settled at the net cash value or by another financial instrument (for example: entering into a clearing contract with the counterparty; or “undoing its position” of the contract before its exercise or prescription; or shortly after purchase) , make a sale for the purpose of generating profit through short-term price fluctuations or gain with resale margin).

Such energy purchase and sale transactions are traded on an active market and meet the definition of financial instruments, due to the fact that they are settled at the net cash value, and are readily convertible into cash. Such contracts are accounted for as derivatives and are recognized in the balance sheet at fair value, on the date the derivative is entered into, and are revalued at fair value on the balance sheet date.

Financial assets and liabilities are offset and the net amount is shown in the balance sheet when there is a legal right to offset the recognized amounts and there is an intention to settle them on a net basis, or to realize the asset and settle the liability simultaneously. The legal right must not be contingent on future events and must be applicable in the normal course of business and in the event of default, insolvency or bankruptcy of the company or the counterparty.

The fair value of these derivatives is estimated based, in part, on price quotes published in active markets, insofar as such observable market data exist, and, in part, by the use of valuation techniques, which considers: (i ) prices established in recent purchase and sale operations, (ii) risk margin in supply and (iii) projected market price in the availability period. Whenever the fair value at initial recognition for these contracts differs from the transaction price, a gain in fair value or loss in fair value is recognized on the base date.

44

Table of Contents Notes to the interim consolidated financial statements (In thousands of Brazilian Reais - R$, unless otherwise stated)

	Notional		Fair value
	June 30, 2020	December 31, 2019	June 30, 2020	December 31, 2019
Fuel derivative agreements
Forward agreements (i)	13,422	—	(2,671)	—

Energy derivative agreements
Forward agreements (ii)	450,357	—	31,353	—

Exchange rate derivatives
Forward agreements	1,626,880	1,542,535	95,561	(30,784)

Interest rate and exchange rate risk
Swap agreements (shares) (iii)	600,000	—	34,284	—
Swap agreements (interest rate)	2,284,808	2,633,796	724,272	692,642
Swap agreements (exchange and interest rate)	12,032,704	10,888,474	8,551,148	3,081,501
	14,917,512	13,522,270	9,309,704	3,774,143

Total financial instruments			9,433,947	3,743,359

Assets			9,569,926	3,824,410
Liabilities			(135,979)	(81,051)

(i)	Forward contracts for fuels contracted by the subsidiary Moove, which seek to reduce possible impacts on the price fluctuation of the commodity that interferes with our lubricant costs.
(ii)	The subsidiary Compass Gás e Energia has a portfolio of energy contracts (purchase and sale) aimed at meeting demands and offers for consumption or supply of energy. In addition, there is a portfolio of contracts that comprises forward positions, usually short-term. For this portfolio, there is no purchase commitment with a sales contract.
(iii)	On April 9, 2020, the Company entered into a shares purchase and derivatives negotiation plan, or the Total Return Swap, with Banco Santander (Brasil) S.A. – Cayman Branch and Santander Fundo de Investimento Amazonas Multimercado Crédito Privado Investimento no Exterior. Pursuant to the Total Return Swap, the Santander Fund will be able to purchase, on its own behalf, common shares issued by Cosan S.A., and Santander Cayman will be able to enter into equity swap transactions on its own behalf and on our behalf in connection with such shares. The maximum aggregate amount of derivatives which may be negotiated pursuant to the Total Return Swap and the maximum aggregate number of underlying Cosan S.A. shares thereunder are R$600,000 and 19,500,000, respectively.

45

Table of Contents Notes to the interim consolidated financial statements (In thousands of Brazilian Reais - R$, unless otherwise stated)

Debt derivative financial instruments are used only for economic hedge purposes and not as speculative investments.

Fair value hedge

Currently the Company has adopted the hedge accounting of fair value for some its operations that both the hedging instruments and the hedged items are accounted for at fair value through profit or loss.

46

Table of Contents Notes to the interim consolidated financial statements (In thousands of Brazilian Reais - R$, unless otherwise stated)

The effects of the foreign currency-related hedging instruments and interest rate swaps on the Company’s financial position and performance are as follows:

		Book value		Accumulated fair value adjustment
	Notional	June 30, 2020	December 31, 2019	June 30, 2020	December 31, 2019
Loans, financing and debentures

Designated items
Debenture 3rd issue - 3rd series (Comgás)	79,299	(110,106)	(108,133)	(1,749)	(14,822)
Debenture 5th issue - single series (Comgás)	684,501	(903,517)	(859,996)	(34,899)	(90,110)
Senior notes 2023 (Cosan S.A.)	547,600	(602,861)	(438,985)	(208,263)	(99,541)
Senior notes 2024 (Rumo S.A.)	4,107,000	(5,033,761)	(3,318,895)	(1,834,922)	(471,159)
Senior notes 2025 (Rumo S.A.)	2,738,000	(3,290,398)	(2,182,089)	(1,169,094)	(295,208)
Senior notes 2024 (Cosan Limited)	1,095,200	(1,297,701)	(903,636)	(13,453)	(865,908)
Total debt	9,251,600	(11,238,344)	(7,811,734)	(3,262,380)	(1,836,748)

Derivative financial instruments

Hedge instruments
Debenture 3rd issue swaps - 3rd series (Comgás)	(79,299)	27,161	24,842	2,319	5,510
Debenture 5th issue swaps - single series (Comgás)	(684,501)	205,778	175,262	30,516	88,583
Senior swaps notes 2023 (Cosan S.A.)	(547,600)	431,091	227,315	30,981	128,357
Senior swaps notes 2024 (Rumo S.A.)	(4,107,000)	2,618,855	989,022	1,657,767	340,264
Senior swaps notes 2025 (Rumo S.A.)	(2,738,000)	1,553,448	479,481	1,074,801	201,679
Senior swaps notes 2024 (Cosan Limited)	(1,095,200)	537,876	154,523	83,345	805,312
Derivative total	(9,251,600)	5,374,209	2,050,445	2,879,729	1,569,705

Total	—	(5,864,135)	(5,761,289)	(382,651)	(267,043)

There is an economic relationship between the hedged item and the hedge instrument, since the terms of the interest rate and exchange rate swap correspond to the terms of the fixed rate loan, that is, notional amount, term and payment. The Company established a 1: 1 hedge ratio for hedging relationships, since the underlying risk of the interest rate and exchange rate swap is identical to the hedged risk component. To test the effectiveness of the hedge, the Company uses the discounted cash flow method and compares the changes in the fair value of the hedge instrument with the changes in the fair value of the hedged item attributable to the hedged risk.

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Table of Contents Notes to the interim consolidated financial statements (In thousands of Brazilian Reais - R$, unless otherwise stated)

5.9 Recognized fair value measurements

The market value of the Senior Notes are listed on the Luxembourg Stock Exchange (Note 5.5) is based on their quoted market price are as follows:

	Company	June 30, 2020	December 31, 2019
Senior notes 2023	Cosan S.A	99.73%	101.46%
Senior notes 2024	Rumo S.A	105.41%	107.90%
Senior notes 2024	Cosan Limited	102.53%	105.18%
Senior notes 2025	Rumo S.A	105.56%	107.27%
Senior notes 2027	Cosan S.A	105.30%	109.18%
Senior notes 2029	Cosan Limited	95.53%	104.48%
Perpetual notes	Cosan S.A	100.73%	104.06%

All of the resulting fair value estimates are included in level 2 except for a contingent consideration payable where the fair values have been determined based on present values and the discount rates used were adjusted for counterparty or own credit risk.

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Table of Contents Notes to the interim consolidated financial statements (In thousands of Brazilian Reais - R$, unless otherwise stated)

The carrying amounts and fair value of financial assets and financial liabilities are as follows:

		Carrying amount		Assets and liabilities measured at fair value
		June 30, 2020	December 31, 2019	June 30, 2020			December 31, 2019
Assets	Note			Level 1	Level 2	Level 3	Level 1	Level 2	Level 3

Investment funds	5.1	2,051,887	3,279,170	—	2,051,887	—	—	3,279,170	—
Marketable securities	5.2	2,658,608	3,115,503	—	2,658,608	—	—	3,115,503	—
Other financial assets		93,643	134,637	93,643	—	—	134,637	—	—
Derivate financial instruments	5.8	9,569,926	3,824,410	—	9,569,926	—	—	3,824,410	—
Total		14,374,064	10,353,720	93,643	14,280,421	—	134,637	10,219,083	—

Liabilities
Loans, borrowings and debentures	5.5	(23,227,214)	(16,370,166)	—	(23,227,214)	—	—	(16,370,166)	—
Consideration payable (i)		(219,362)	(184,370)	—	(202,246)	(17,116)	—	(158,275)	(26,095)
Derivative financial instruments	5.8	(135,979)	(81,051)	—	(135,979)	—	—	(81,051)	—
Total		(23,582,555)	(16,635,587)	—	(23,565,439)	(17,116)	—	(16,609,492)	(26,095)

(i)	Composed of: (i) consideration payable related to the intangible asset of the contract with ExxonMobil in the amount of R$202,246 (level 2); and (ii) variable contingent consideration payable of R$17,116 (level 3), which considers the present value of the expected payment discounted, using a risk-adjusted discount rate. The expected payment is determined considering the most likely scenario of revenue and projected EBITDA, which, in turn, determine the cash generation capacity. Significant unobservable inputs are the expected annual growth rate of revenue, the expected EBITDA margin and the 9,41% risk-adjusted discount rate.

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Table of Contents Notes to the interim consolidated financial statements (In thousands of Brazilian Reais - R$, unless otherwise stated)

6 Other tax receivables

	June 30, 2020	December 31, 2019
COFINS - Revenue tax	784,075	706,165
ICMS - State VAT	638,674	602,127
ICMS CIAP - State VAT	133,045	141,514
PIS - Revenue tax	171,647	150,099
Credit installment	41,919	41,516
Other	52,472	35,591
	1,821,832	1,677,012

Current	1,055,462	950,246
Non-current	766,370	726,766

7 Inventories

	June 30, 2020	December 31, 2019
Finished goods	483,590	457,447
Spare parts and accessories	244,860	236,347
Raw material for construction process	117,636	55,347
Warehouse and other	15,699	31,287
Fuels and lubricants	7,813	6,894
	869,598	787,322

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Table of Contents Notes to the interim consolidated financial statements (In thousands of Brazilian Reais - R$, unless otherwise stated)

8 Investments in associates

8.1 Investments in subsidiaries and associates

Cosan’s subsidiaries are listed below:

	June 30, 2020	December 31, 2019
Directly owned subsidiaries
Cosan Logística S.A.	73.49%	73.49%
Cosan S.A. (iii)	66.28%	64.59%
Cosan Limited Partners Brasil Consultoria Ltda.	60.00%	60.00%
Sinlog Tecnologia em Logística S.A.	64.52%	47.62%

Interest of Cosan S.A. in its subsidiaries
Comgás	—	99.15%
Compass Gás e Energia	99.01%	—
Cosan Lubes Investments Limited (CLI) (i)	70.00%	70.00%
Cosan Cayman II Limited	100.00%	100.00%
Cosan Global Limited	100.00%	100.00%
Cosan Investimentos e Participações S.A.	100.00%	100.00%
Cosan Luxembourg S.A. (ii)	100.00%	100.00%
Cosan Overseas Limited	100.00%	100.00%
Pasadena Empreendimentos e Participações S.A.	100.00%	100.00%
Payly Soluções de Pagamentos S.A.	75.00%	75.00%
Rumo S.A.	1.71%	1.71%
Cosan Logística S.A.	0.10%	0.10%

Interest of Cosan Lubes Investments Limited in its subsidiaries
Cosan Cinco S.A.	100.00%	100.00%
Cosan Lubrificantes e Especialidades S.A.	100.00%	100.00%
Moove Lubricants Limited	100.00%	100.00%
Stanbridge Group Limited	100.00%	100.00%
Wessesx Petroleum Limited	100.00%	100.00%
Airport Energy Limited	100.00%	100.00%
Airport Energy Services Limited	100.00%	100.00%
Cosan Lubrificantes S.R.L.	100.00%	100.00%
Lubrigrupo II - Comércio e Distribuição de Lubrificantes S.A.	100.00%	100.00%
Commercial Lubricants Moove Corp	100.00%	100.00%
Cosan Paraguay S.A.	100.00%	100.00%
Cosan US, Inc.	100.00%	100.00%
Ilha Terminal Distribuição de Produtos Químicos	100.00%	100.00%
Zip Lube S.A.	100.00%	100.00%
TTA – SAS Techniques et Technologie Appliquées	75.00%	75.00%

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Table of Contents Notes to the interim consolidated financial statements (In thousands of Brazilian Reais - R$, unless otherwise stated)

	June 30, 2020	December 31, 2019
Interest of Cosan Logística S.A. in its subsidiaries
Rumo S.A.	28.47%	28.47%
Rumo Malha Oeste S.A.	28.47%	28.47%
Rumo Malha Paulista S.A.	28.47%	28.47%
Rumo Malha Sul S.A.	28.47%	28.47%
Rumo Malha Norte S.A.	28.40%	28.40%
Rumo Malha Central S.A.	28.47%	28.47%
Elevações Portuárias S.A.	28.47%	28.47%
Logispot Armazéns Gerais S.A.	14.52%	14.52%
Rumo Luxembourg Sarl	28.47%	28.47%
Rumo Intermodal S.A.	28.47%	28.47%
Boswells S.A.	28.47%	28.47%
ALL Argentina S.A.	28.47%	28.47%
Paranaguá S.A.	28.47%	28.47%
ALL Armazéns Gerais Ltda.	28.47%	28.47%
Portofer Ltda.	28.47%	28.47%
ALL Mesopotâmica S.A.	20.09%	20.09%
ALL Central S.A.	20.94%	20.94%
Servicios de Inversión Logística Integrales S.A	28.47%	28.47%
Brado Logística e Participações S.A.	17.71%	17.71%
Brado Logística S.A.	17.71%	17.71%

(i)	On March 31, 2020, Cosan Lubes Investments Limited (“CLI”) received R$65,478 due to the satisfaction of conditions precedent on December 31, 2019, as a result and pursuant to the terms of the investment agreement between the CLI and CVC Fund VII (“CVC”).

(ii)	Management concluded that there are no material uncertainties that put the subsidiaries' operational continuity in doubt. Despite presenting on June 30, 2020 a combined investment amount with an unsecured liability of R$ 413,988, as shown below, no events or conditions were identified that, individually or collectively, could raise significant doubts as to the ability to maintain their continuity operational. The subsidiaries have the financial support of the Company.

(iii)	On June 30, 2020, 6,291,200 shares were repurchased ordinary shares in the amount of R$ 318,828, with a maximum unit cost of R$ 61.24, a minimum unit cost of R$ 47.37 and an average unit cost of R$ 52.01. These shares represent 4.87% of Cosan's issued and outstanding common shares.

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Table of Contents Notes to the interim consolidated financial statements (In thousands of Brazilian Reais - R$, unless otherwise stated)

Set out below are the associates as at June 30, 2020 which are material to the Company:

	Shares issued by the associate	Shares held by Cosan	Cosan ownership interest	Economic benefit (%)
Radar II Propriedades Agrícolas S.A.	81,440,222	24,920,708	51.00%	3.00%
Radar Propriedades Agrícolas S.A.	1,735,703	531,125	51.00%	2.51%
Tellus Brasil Participações S.A.	120,920,492	61,359,624	50.74%	5.00%
Janus Brasil Participações S.A.	136,928,272	69,361,678	50.77%	5.00%

	At January 1, 2020	Interest in earnings of subsidiaries	Other comprehensive income	Dividends	Increase of capital	Other	At June 30, 2020
Tellus Brasil Participações S.A.	102,342	1,768	—	(1,126)	—	—	102,984
Janus Brasil Participações S.A.	126,087	426	—	(2,148)	1,132	—	125,497
Radar Propriedades Agrícolas S.A	59,861	706	32	—	—	—	60,599
Radar II Propriedades Agrícolas S.A	31,976	438	6	—	—	—	32,420
Other	57,441	7,082	1,267	(7,184)	10	(6,023)	52,593
	377,707	10,420	1,305	(10,458)	1,142	(6,023)	374,093

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Table of Contents Notes to the interim consolidated financial statements (In thousands of Brazilian Reais - R$, unless otherwise stated)

8.2 Acquisition of subsidiaries

On January 30, 2020, the subsidiary Cosan completed the acquisition of 100% of the capital of the following companies:

Acquired name	Description of the operation
Compass Comercializadora de Energia Ltda	Commercialization of natural gas and electricity
Compass Geração Ltda	Commercialization of natural gas and electricity
Compass Energia Ltda	No operation
Black River Participações Ltda	No operation

The acquisition aims to reinforce the strategy of expansion and consolidation of the gas and energy operation, which tends to grow significantly.

The fair value on the acquisition date of the consideration transferred from the three combined businesses totaled R$ 95,000 with cash payment, without additional installments (fixed or variable).

Accurate and reliable estimates of the purchase price were made to determine the amount of goodwill paid on the transaction. Goodwill is the difference between the value of the net assets acquired and the price paid for the shares.

The Company, through independent consultants, assessed whether the fair value of all assets and liabilities in the opening balance sheet is different from the declared book value. Assets and liabilities assessed include fixed assets, customer portfolios, brands and, possibly, also long-term loans. No material differences were identified between fair value and book value, and the net price paid was fully allocated to goodwill.

The balances of the acquired entities are substantially composed of assets and liabilities measured at fair value and, therefore, no adjustment should be made.

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Table of Contents Notes to the interim consolidated financial statements (In thousands of Brazilian Reais - R$, unless otherwise stated)

a)	Identifiable assets acquired and liabilities assumed

The fair value of the assets and liabilities acquired is shown below:

	Compass Comercializadora	Compass Geração	Compass Energia	Total

Cash and cash equivalents	4,539	177	37	4,753
Trade receivables	12,384	149,163	—	161,547
Advance of suppliers	15	—	—	15
Other current tax receivable	134	89	31	254
Derivative financial instruments	1,377	—	—	1,377
Investments in associates	9	28	—	37
Property, plant and equipment	69	—	—	69
Trade payables	(13,585)	(83,669)	—	(97,254)
Other taxes payable	—	(162)	—	(162)
Other current liabilities	(97)	—	—	(97)
Other financial liabilities	—	(48.007)	—	(48,007)
Dividends payable	—	(508)	—	(508)
Payables to related parties	—	(17,063)	—	(17,063)
Deferred tax liabilities	(468)	—	—	(468)
Total identifiable assets, net	4,377	48	68	4,493

b)	Preliminary goodwill

The fair value on the date of acquisition of goodwill consisted of the following:

Total
Total net assets acquired and liabilities assumed at fair value	4,493
Consideration transferred (i) (ii)	95,000
Preliminary goodwill	90,507

(i)                Effect of consideration transferred net of acquired cash R$ 90,247.

(ii)               On July 17, 2020, the subsidiary Compass made an additional payment for the acquisition of Compass Trading in the amount of R$ 4,385, as provided for in the contract.

Information obtained about facts and circumstances existing on the acquisition date may result in adjustments to the allocation of goodwill. The goodwill of R$ 90,507 comprises the amount of future economic benefits from the acquisition.

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Table of Contents Notes to the interim consolidated financial statements (In thousands of Brazilian Reais - R$, unless otherwise stated)

	Nature	Evaluation methodology	Fair value	Useful life
Goodwill	It represents the part of the purchase price greater than the sum of the net fair value of all assets acquired in the acquisition and the liabilities assumed in the process.	Discounted cash flow	90,507	Undefined

If the acquired subsidiaries had been consolidated since January 1, 2020, the subsidiary Cosan SA in its consolidated statement of income for the period on June 30, 2020, would have net income of R$ 5,951,670 and a loss of R$ 58,954 .

8.3 Non-controlling interests in subsidiaries

Set out below is summarized financial information for each subsidiary that has non-controlling interests that are material to the group. The amounts disclosed for each subsidiary are before inter-company elimination.

	Shares issued by the subsidiary	Shares held by non-controlling shareholders	Non-controlling interest
Compass Gás e Energia	628,487,690	5,402,779	0.99%
Comgás	132,520,587	1,124,363	0.85%
Logispot	2,040,816	1,000,000	49.00%
Rumo	1,559,015,898	1,115,164,072	71.53%
Brado Participações	12,962,963	4,897,407	37.78%
Rumo Malha Norte	1,189,412,363	3,144,187	0.26%
Cosan Lubes	34,963,764	10,489,129	30.00%
Cosan S.A.	394,210,000	132,924,458	33.72%
Cosan Logística S.A.	463,224,241	122,813,171	26.51%
Payly	44,861,170	11,215,293	25.00%
Sinlog Tecnologia em Logística S.A.	21,000	10,000	35.48%
TTA	10,521	2,630	25.00%

The following table summarizes the information relating to each of the Company’s subsidiaries that has material non-controlling interests, before any intra-group elimination.

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Table of Contents Notes to the interim consolidated financial statements (In thousands of Brazilian Reais - R$, unless otherwise stated)

	At January 1, 2020	Interest in earnings of subsidiaries	Sales or purchase of interests	Other comprehensive income	Dividends	Capital increase	Other	At June 30, 2020
Cosan S.A.	3,604,875	1,564	(276,335)	91,760	—	—	(3,849)	3,418,015
Cosan Logística S.A.	630,185	9,767	159	618	—	—	135	640,864
Comgás	24,569	4,236	—	15	(1,158)	—	14	27,676
Compass Gás e Energia (i)	—	3,620	30,431	—	—	—	35	34,086
Cosan Lubes	470,497	6,550	—	62,141	—	—	—	539,188
Rumo S.A.	6,058,973	90,245	—	5,850	(2,262)	—	4,513	6,157,319
Logispot Armazéns	34,218	385	—	—	—	—	—	34,603
Other	15,299	417	—	6,633	(4,096)	6,666	36	24,955
	10,838,616	116,784	(245,745)	167,017	(7,516)	6,666	884	10,876,706

(i)	On January 30, 2020, a capital increase was made at Compass Gás e Energia, through the subscription of 6,222,650 registered shares in favor of non-controlling shareholders, totaling a total amount of R$ 75,000 (equivalent to 0 , 99% of the share capital of Compass Gás e Energia), generating a equity gain in the subsidiary Cosan S.A. of R$ 44,569.

9 Investments in joint ventures

Changes to investments in joint ventures were as follows:

	Raízen Combustíveis S.A.	Raízen Energia S.A.	Total
Shares issued by the joint venture	1,661,418,472	7,243,283,198
Shares held by Cosan	830,709,236	3,621,641,599
Cosan ownership interest	50%	50%

Interest in earnings of joint ventures as at June 30, 2019	425,897	(63,654)	362,243

At January 1, 2020	3,212,601	4,336,359	7,548,960
Interest in earnings of joint ventures	(98,330)	68,522	(29,808)
Other comprehensive (losses) income	465,702	(348,497)	117,205
Interest on capital (i)	(37,500)	—	(37,500)
Dividends	—	(417)	(417)
At June 30, 2020	3,542,473	4,055,967	7,598,440

(i)               Amount proposed but not paid in the period.

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Table of Contents Notes to the interim consolidated financial statements (In thousands of Brazilian Reais - R$, unless otherwise stated)

According to the terms of the jointly-controlled subsidiary - Raizen, the subsidiary Cosan is responsible for certain legal proceedings that existed before the formation of Raízen, net of judicial deposits on April 1, 2011, as well as tax installments under the terms of the tax amnesty and Refinancing program recorded in “Other taxes payable”. In addition, Cosan granted Raízen access to a credit line (stand-by) in the amount of US$ 350,000 thousand, unused on June 30, 2020.

The statement of financial position and statement of profit or loss of the joint ventures are disclosed in Note 4 – Segment information.

As of June 30, 2020, the Company was in compliance with the convenants of the contracts that govern the respective joint ventures.

10 Property, plant and equipment, intangible assets, goodwill, right-of-use assets and contract asset

10.1 Property, plant and equipment

a)	Reconciliation of carrying amount

	Land, buildings and improvements	Machinery, equipment and facilities	Railcars and locomotives (i)	Permanent railways	Construction in progress	Other	Total
Cost
At December 31, 2019	1,186,365	1,163,862	6,000,272	6,724,322	1,509,025	434,555	17,018,401
Additions	61	1,438	8,459	2,281	1,350,336	752	1,363,327
Business combinations (ii)	—	69	—	—	—	—	69
Disposals	(44)	(806)	(65,918)	—	(123)	(4,464)	(71,355)
Transfers (iii)	20,919	63,444	402,622	254,970	(809,566)	38,963	(28,648)
Effect of exchange rate fluctuations	17,280	26,412	—	—	349	14,818	58,859
At June 30, 2020	1,224,581	1,254,419	6,345,435	6,981,573	2,050,021	484,624	18,340,653

Depreciation and impairment losses
At December 31, 2019	(360,434)	(532,019)	(1,914,789)	(2,020,767)	(6,870)	(30,386)	(4,865,265)
Additions	(30,557)	(69,771)	(286,352)	(253,962)	—	(16,258)	(656,900)
Disposals	7	562	62,336	—	—	3,783	66,688
Transfers (iii)	—	—	7,941	—	75	1	8,017
Impairment	(2,811)	(8,614)	(27,391)	(52,224)	(19,364)	4,264	(106,140)
Effect of exchange rate fluctuations	(6,190)	(13,394)	—	—	—	(7,567)	(27,151)
At June 30, 2020	(399,985)	(623,236)	(2,158,255)	(2,326,953)	(26,159)	(46,163)	(5,580,751)

At December 31, 2019	825,931	631,843	4,085,483	4,703,555	1,502,155	404,169	12,153,136
At June 30, 2020	824,596	631,183	4,187,180	4,654,620	2,023,862	438,461	12,759,902

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Table of Contents Notes to the interim consolidated financial statements (In thousands of Brazilian Reais - R$, unless otherwise stated)

(i)	On June 30, 2020 and December 31, 2019, wagons and locomotives in the amount of R$ 745,203 were pledged to guarantee bank loans. (Note 5.5);

(ii)	For more details, see Note 8.2.

(iii)	They are substantially transfers from property, plant and equipment under construction as a result of the capitalization of said assets.

In the period ended June 30, 2020, the Company identified impairment indicators for the cash generating unit represented by the Rumo Malha Oeste concession: i) the network recorded a significant reduction in the volume transported due to operational problems on the road caused by the strong rains in the first quarter, causing management to seek alternatives to perform certain contracted volumes, volumes that supported the cash flow projection of that cash-generating unit until then; ii) the Management's decision to file the request for re-bidding creates uncertainty about the period in which Malha will be the operator, since it depends on the progress of the process. Accordingly, the Company recorded a provision for impairment of R$ 107,106 (of which R$ 106,041 related to fixed assets and R$ 996 related to the right to use, equivalent to the remaining balance of the permanent assets of this cash-generating unit. as a counterpart to “Other net income (expenses)”.

The determination of the recoverability of the assets depends on certain key assumptions, as described above, which are influenced by the market, technological and economic conditions in force at the time that this recovery is tested and, therefore, it is not possible to determine whether further losses by reduction recovery will occur in the future and, if they occur, whether they would be material.

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Table of Contents Notes to the interim consolidated financial statements (In thousands of Brazilian Reais - R$, unless otherwise stated)

10.2 Intangible assets and goodwill

	Goodwill	Concession rights	Operating license	Trademarks	Customer relationships	Other	Total
Cost
At December 31, 2019	904,977	18,024,518	435,795	46,170	829,091	387,278	20,627,829
Additions	3,778	1,078	—	—	36,715	7,926	49,497
Business combination (i)	90,507	—	—	—	—	—	90,507
Disposals	—	(18,052)	—	—	(80)	(2,525)	(20,657)
Transfers	—	241,024	—	—	(11,377)	65,891	295,538
Effect of exchange rate fluctuations	65,547	—	—	11,045	54,472	13,250	144,314
At June 30, 2020	1,064,809	18,248,568	435,795	57,215	908,821	471,820	21,187,028

Amortization and Impairment:
At December 31, 2019	—	(2,884,699)	(236,122)	(9,201)	(410,449)	(243,699)	(3,784,170)
Additions	—	(246,443)	(5,887)	—	(40,741)	(42,637)	(335,708)
Disposals	—	12,572	—	—	67	2,269	14,908
Transfers	—	(10)	—	—	4,853	842	5,685
Effect of exchange rate fluctuations	—	—	—	—	(13,787)	(6,543)	(20,330)
At June 30, 2020	—	(3,118,580)	(242,009)	(9,201)	(460,057)	(289,768)	(4,119,615)

At December 31, 2019	904,977	15,139,819	199,673	36,969	418,642	143,579	16,843,659
At June 30, 2020	1,064,809	15,129,988	193,786	48,014	448,764	182,052	17,067,413

(i)               For more details, see Note 8.2.

a)               Capitalization of borrowing costs

Capitalized borrowing costs for the period ended June 30, 2020, R$ 23,621 was capitalized at an average rate of 6,12% p.a. (R$3,202 and 8.60 % p.a. on December 31, 2019).

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Table of Contents Notes to the interim consolidated financial statements (In thousands of Brazilian Reais - R$, unless otherwise stated)

b)               Amortization methods and useful lives

Intangible assets (excluding goodwill)	Annual rate of amortization	June 30, 2020	December 31, 2019

Comgás (i)	During the term of the concession and extension of this date	8,179,565	8,129,822
Rumo(ii)		6,944,536	7,009,997
		15,124,101	15,139,819

Operating license for port terminal (iii)	4.00%	199,674	199,673

Trademarks:
Comma	Undefined	48,014	36,969
		48,014	36,969
Customers relationship:
Comgás	20.00%	167,858	161,786
Moove	6.00%	280,906	256,856
		448,764	418,642
Other
Software license	20.00%	126,845	81,669
Other		55,206	61,910
		182,051	143,579

Total		16,002,604	15,938,682

(i)	Refers to the intangible asset for the public gas distribution service concession, which represents the right to charge users for the supply of gas, comprised of: (i) the concession rights recognized in the business combination and (ii) concession assets;

(ii)	Refers to the concession right agreement of Rumo Malha Norte S.A., which will be amortized until the end of the concession in 2079;

(iii)	Port operating license and customer relationships of Rumo S.A., from the business combination.

c)               Impairment testing of cash-generating units (“CGU”) goodwill

The Company annually tests the recoverable amounts of goodwill arising from business combinations. Property, plant and equipment and intangible assets with finite lives that are subject to depreciation and amortization are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

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Table of Contents Notes to the interim consolidated financial statements (In thousands of Brazilian Reais - R$, unless otherwise stated)

For the purpose of impairment analysis, concession contracts were defined as cash generating units, each recorded on separated legal entities. The basis for annual assessment and testing on September 30, 2020.

During the period ended June 30, 2020, we did not identify any provisions for impairment indicators, so that no impairment test was necessary for property, plant and equipment and intangible assets with a defined useful life.

62

Table of Contents Notes to the interim consolidated financial statements (In thousands of Brazilian Reais - R$, unless otherwise stated)

10.3 Right-of-use assets

	Land, buildings and improvements	Machinery, equipment and facilities	Railcars and locomotives	Software	Vehicles	Port and rail infrastructure	Total
Cost:
At December 31, 2019	247,430	10,718	1,038,641	66,931	14,259	3,803,954	5,181,933
Additions (i)	96,652	4,479	—	—	—	3,406,560	3,507,691
Contractual adjustments	17,212	8,234	1,450	14,219	(176)	13,830	54,769
Disposals	(203)	—	—	—	—	—	(203)
Currency translation adjustments	3,500	1,173	—	—	—	—	4,673
At June 30, 2020	364,591	24,604	1,040,091	81,150	14,083	7,224,344	8,748,863

At December 31, 2019	(78,965)	(3,074)	(365,657)	(7,594)	(6,457)	(250,456)	(712,203)
Additions	(12,233)	(3,473)	(25,394)	(1,638)	(6,392)	(97,068)	(146,198)
Transfers	(44)	—	—	—	—	—	(44)
Impairment	—	(1,643)	—	—	—	(966)	(2,609)
Currency translation adjustments	(3,415)	(58)	(4,123)	—	3,114	—	(4,482)
At June 30, 2020	(94,657)	(8,248)	(395,174)	(9,232)	(9,735)	(348,490)	(865,536)

At December 31, 2019	168,465	7,644	672,984	59,337	7,802	3,553,498	4,469,730
At June 30, 2020	269,934	16,356	644,917	71,918	4,348	6,875,854	7,883,327

(i)               Recognition of the grant amount and update of the lease, by renewing the concession contract of the subsidiary Rumo Malha Paulista S.A.

10.4 Contract asset

Accounting policy

Contract assets are measured at acquisition cost, including capitalized borrowing costs. When the assets enter into operation, the depreciable amounts in the concession contract are transferred to intangible assets. Comgás reassesses the useful life, whenever this assessment indicates that the amortization period will exceed the term of the concession contract, part of the asset is converted into a financial asset, as it represents an accounts receivable from the granting authority. This classification is in accordance with IFRIC 12 - Concession Contracts.

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Table of Contents Notes to the interim consolidated financial statements (In thousands of Brazilian Reais - R$, unless otherwise stated)

Contract asset
At December 31, 2019	600,541
Additions	419,473
Transfer to intangible (i)	(300,632)
At June 30, 2020	719,382

(i)               The amount of the transfers also includes a portion of the intangible asset that was reclassified to a financial asset in accordance with IFRIC 12.

11 Concessions payable

Accounting policy:

The Company records in this account the balance of the lease installments involved in disputes with the Granting Authority. The initial registration takes place at the amount of the installment at maturity, by transferring the “Liabilities for lease” account. Subsequently, the values are corrected by Selic.

Balances in installments with the Granting Authority are maintained in this account. The initial registration takes place at the amount that was left over from the resolution of the dispute. The amounts are corrected by Selic until payment.

Balances payable as a concession for concession rights (“Concessions”) are also recorded in this account, initially recorded against intangible assets. Subsequent measurement occurs at the effective rate.

The Company, through its subsidiaries, is a party to sub-concession and lease agreements with the Government. The main liabilities and provisions generated by the contracts are:

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Table of Contents Notes to the interim consolidated financial statements (In thousands of Brazilian Reais - R$, unless otherwise stated)

a)	Installment of leases and concessions under litigation

	June 30, 2020	December 31, 2019
Lease and concession in dispute:
Rumo Malha Paulista	151,727	1,870,018
Rumo Malha Oeste	1,578,684	1,528,238
	1,730,411	3,398,256
Installment leases:
Rumo Malha Paulista	1,174,703	—
	1,174,703	—
Concessions:
Rumo Malha Sul	36,423	36,621
Rumo Malha Paulista	21,179	20,003
	57,602	56,624

Total	2,962,716	3,454,880

Current	111,652	9,847
Non-current	2,851,064	3,445,033
	2,962,716	3,454,880

Lease and concession under litigation:

Rumo Malha Oeste pleads for the reestablishment of the economic and financial balance, lost due to the cancellation of transportation contracts existing at the time of privatization, constituting a change in the regulatory scenario and conditions established in the Privatization Notice - besides, the growth forecasts that defined the value of the business did not materialize. The lawsuit is pending before the Federal Regional Court of the 2nd Region. The amount referring to the Company's overdue installments was guaranteed by the acquisition of public debt securities (Financial Treasury Bills - FTB). In March 2008, the Company obtained authorization to replace the guarantee with a bank guarantee and in May 2008 the Company redeemed the amounts. In December 2014, a decision was handed down that upheld the lawsuit, recognizing the occurrence of economic and financial imbalance in the contracts. In December 2015, a request for replacement of letters of guarantee presented by the Company with guarantee insurance was granted. An appeal judgment is pending before the TRF. Management, supported by the opinion of its lawyers, assesses the chances of success as probable but maintains the record of the liability because it is a contractual obligation not yet withdrawn from the Company and because the amount is still pending.

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Table of Contents Notes to the interim consolidated financial statements (In thousands of Brazilian Reais - R$, unless otherwise stated)

Also in the context of the disputes involving the Western Network, in January 2020, the National Land Transport Agency (ANTT) decided to initiate an Ordinary Administrative Process to generate a conclusive report as to the suitability, or not, of the declaration of expiry of the concession of the Malha Oeste by the Union. The analysis will be conducted by a commission to be appointed by the Infrastructure and Railroad Cargo Transport Services area. Management, supported by the opinion of its lawyers, assesses the risk of loss as possible.

Judicial deposits at June 30, 2020 and December 31, 2019 concerning the above claims totaled:

	June 30, 2020	December 31, 2019
Rumo Malha Paulista S.A.	—	119,806
Rumo Malha Oeste S.A.	22,119	21,703
	22,119	141,509

The judicial deposits of the Subsidiary Rumo Malha Paulista linked to the balance in litigation on rebalancing the lease and concession contract were converted in favor of the Brazilian Federal Government in the offsetting of balances resulting from the agreement signed between the parties in the process of renewing the contract.

Installment leases:

As a condition for entering into the renewal amendment for Malha Paulista, there was a need for the Company to resolve the dispute involving the economic and financial rebalancing of the original contract. To this end, an agreement was signed between Rumo Malha Paulista, Brazilian Federal Government and ANTT, in which it was agreed: i) a credit in favor of the Company related to labor liens paid up to 2005; ii) the conversion of existing judicial deposits in favor of the Union; iii) an uncontroversial balance in favor of the Federal Government, divided into eight annual installments adjusted by Selic (balance transferred from the “Lease and concession under litigation” account to “Leased installments”); iv) a portion of liabilities to be offset against potential credits in favor of the Company, these credits, subject to the assessment to be carried out by a working group involving the parties (balance maintained in the “Lease and concession under litigation” account).

66

Table of Contents Notes to the interim consolidated financial statements (In thousands of Brazilian Reais - R$, unless otherwise stated)

The effects of the offsetting of balances were updated up to the registration date and resulted in a reversal of R$ 479,563 (R$ 348,319 in other expenses and income and R$ 131,243 in the financial result).

As a result of the agreement, suspensions of the proceedings for return lawsuits filed by Rumo against the Brazilian Federal Government were required to determine labor claims that were not part of the agreement (from 2005) and which will be the subject of an investigation to be carried out by working group involving the parties. In parallel, the parties will submit a request for judicial approval of the agreement in the records of the economic and financial rebalancing action of the contract.

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Table of Contents Notes to the interim consolidated financial statements (In thousands of Brazilian Reais - R$, unless otherwise stated)

b)	Leases and grants under IFRS16

	June 30, 2020	December 31, 2019
Leases:
Rumo Malha Sul	516,304	532,496
Rumo Malha Paulista	416,961	377,944
Rumo Malha Oeste	218,989	216,096
Elevações Portuárias	78,303	74,584
Portofer	13,470	13,435
	1,244,027	1,214,555

Grants:
Rumo Malha Paulista (renewal)	3,321,964	—
Malha Central	2,721,916	2,728,931
	6,043,880	2,728,931

Total	7,287,907	3,943,486

Current	821,295	402,991
Non-current	6,466,612	3,540,495
	7,287,907	3,943,486

c)	Investment commitments

Sub-concession contracts to which the Company, through its subsidiaries, is a party, often includes commitments to execute investments with certain characteristics during the term of the contract. Can be highlighted:

The renewal addendum to the concession of Malha Paulista, which foresees the execution of a set of investment projects to increase capacity and reduce urban conflicts, estimated by the agency at R$ 6,100,000 (value updated until December 2017).

The Malha Central sub-concession contract provides for investments with a fixed term (one to three years from the signing of the contract), estimated by ANTT at R$ 620,050. As of June 30, 2020, the subsidiary’s investments for R$ 178,972.

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Table of Contents Notes to the interim consolidated financial statements (In thousands of Brazilian Reais - R$, unless otherwise stated)

The Elevações Portuárias concession and lease agreement provide for investments aimed at improving and modernizing the facilities and equipment allocated therein, estimated for R$ 340,000. At the balance sheet date, the subsidiary had made investments for R$ 261,506.

12 Sectorial financial assets and liabilities

Accounting policy

The sectorial financial assets and liabilities are intended to neutralize the economic impacts on the result of the subsidiary Comgás, due to the difference between the cost of gas and rates contained in the ordinances issued by ARSESP (Sanitation and Energy Regulatory Agency of the State of São Paulo), and those effectively included in the tariff, at each tariff adjustment / review.

These differences between the real cost and the cost considered in the tariff adjustments generate a right to the extent that the realized cost is greater than that contemplated in the tariff, or an obligation, when the costs are lower than those contemplated in the tariff. The differences are considered by ARSESP in the subsequent tariff adjustment, and are now included in the Company's tariff adjustment index.

On June 10, 2020, ARSESP published Resolution No. 1,010, which provides for the mechanism for updating the weighted average cost of gas and transportation in piped gas tariffs and the mechanism for recovering the balance of the graphic account, due to variations the price of gas and transport. This mechanism aims at monthly calculation by segment of users and considering the recovery installments previously established and in the process of compensation. As provided in such ordinance, any balances in the graphic accounts existing at the end of the concession will be indemnified to the subsidiary Comgás or returned to users within 12 months before the end of the concession period. The balance consists of: (i) the previous cycle (in amortization), which represents the balance approved by ARSESP already included in the tariff and (ii) by the cycle being constituted, which are the differences that will be approved by ARSESP in the next tariff adjustment.

In addition, this resolution dealt with the balance contained in the current account of taxes, which accumulated amounts related to tax credits taken advantage of by Comgás, but which essentially are part of the tariff composition and must subsequently be transferred via the tariff.

With the advent of this resolution, the subsidiary Comgás understands that there is no longer significant uncertainty that would hinder the recognition of sectorial financial assets and liabilities as amounts actually receivable or payable. Accordingly, as of June 10, 2020, it recognizes the sectorial financial assets and liabilities in its financial statements. In the period ended June 30, 2020, the subsidiary Comgás recorded a net sectoral financial liability balance of (R$ 92,147), of which (R$ 101,812) against net operating revenue and cost of products sold, and R$ 9,665 against the financial result.

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Table of Contents Notes to the interim consolidated financial statements (In thousands of Brazilian Reais - R$, unless otherwise stated)

The balance of the net sectorial financial asset (liability) is shown below:

At June 30, 2020
Cost of gas	404,907
Credits of taxes	(497,054)
Total	(92,147)

The change in the net sectorial financial liability (liability) for the period ended June 30, 2020 was as follows:

	Assets Sectorial	Liabilities Sectorial	Total
At January 1, 2020	—	—	—
Cost of gas (i)	368,297	—	368,297
Credits of taxes (ii)	—	(497,054)	(497,054)
Monetary variation (iii)	9,665	—	9,665
Other revenue (iv)	26,945	—	26,945
At June 30, 2020	404,907	(497,054)	(92,147)

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Table of Contents Notes to the interim consolidated financial statements (In thousands of Brazilian Reais - R$, unless otherwise stated)

Current	404,907	(93,587)	311,320
Non-current	—	(403,467)	(403,467)
	404,907	(497,054)	(92,147)
(i)	Refers to the cost of gas purchased in excess of the ordinance that will be collected from consumers.
(ii)	Credits, mainly, from the exclusion of ICMS on the basis of PIS and COFINS that will be returned to consumers when the lawsuit is final.
(iii)	Monetary update on the cost of gas
(iv)	Reimbursement of expenses with regulatory losses in accordance with Resolution ARSESP 977 of April 8, 2020 that will be collected from consumers.

13 Other taxes payable

	June 30, 2020	December 31, 2019
Tax amnesty and refinancing program - REFIS	204,281	213,360
ICMS – State VAT	144,179	161,254
COFINS – Revenue tax	139,405	84,953
PIS – Revenue tax	33,031	19,426
Social Security Charges	34,621	10,513
Withholding Income Tax	3,930	4,941
ISS – Service tax	769	578
IOF – Financial tax	309	309
Other	27,706	22,787
	588,231	518,121

Current	437,755	363,051
Non-current	150,476	155,070

71

Table of Contents Notes to the interim consolidated financial statements (In thousands of Brazilian Reais - R$, unless otherwise stated)

14 Income tax and social contribution

a)    Reconciliation of income and social contribution tax expenses

	April 1, 2020 to June 30, 2020	January 1, 2020 to June 30, 2020	April 1, 2019 to June 30, 2019 (Restated)	January 1, 2019 to June 30, 2019 (Restated)

Profit before taxes	535,901	1,006,594	802,808	1,286,333
Income tax and social contribution nominal rate (34%)	(182,206)	(342,242)	(272,955)	(437,353)

Adjustments to determine the effective rate
Interest in earnings of investees (non-taxable income)	(72,557)	(6,398)	23,891	120,058
Differences in tax rates on earnings / losses of overseas companies	48,818	223,248	(27,159)	(38,656)
Granted income tax incentive	37,744	37,744	44,129	72,103
Share-based payment transactions	7,165	8,024	(276)	(553)
Interest on shareholders’ equity	(6,290)	(12,750)	(6,800)	(14,790)
Non-deductible expenses (donations, gifts, etc.)	(5,018)	(738)	(3,029)	(7,686)
Tax losses not recorded (i)	(29,157)	(63,520)	(28,964)	(68,377)
Goodwill amortization effect	318	635	317	635
Other	5,140	14,739	13,470	35,954

Income tax and social contribution benefit (expense) - current and deferred	(196,043)	(141,258)	(257,376)	(338,665)

Effective rate - %	36.58%	14.03%	32.25%	26.55%

(i)	Refers mainly to tax losses not recorded in subsidiaries of Rumo which under current conditions do not attend the requirements of future taxable profits that justify the recognition of the deferred tax assets. In accordance with Brazilian Federal Taxes rules those losses do not expire.

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Table of Contents Notes to the interim consolidated financial statements (In thousands of Brazilian Reais - R$, unless otherwise stated)

b)   Deferred income tax assets and liabilities

The tax effects of temporary differences that give rise to significant portions of the Company’s deferred tax assets and liabilities are presented below:

	June 30, 2020	December 31, 2019
Assets credit of:
Income tax loss carry forwards	2,548,689	2,136,077
Social contribution tax loss carry forwards	932,101	779,252

Temporary differences
Foreign exchange - Loans and borrowings	2,245,310	921,811
Legal proceedings provision	309,900	305,473
Impairment provision	227,934	203,057
Provisions for employee benefits	221,620	214,496
Allowance for doubtful accounts	45,478	26,969
Regulatory asset (liability)	—	53,875
Impairment of tax credit	81,613	79,928
Share-based payment transactions	13,566	9,879
Profit sharing	14,808	63,987
Interest on preferred shareholders payable in subsidiaries	125,654	89,931
Property, plant and equipment - useful life review	405,661	408,581
Miscellaneous provisions	353,373	348,212
Other	186,384	112,240
Total	7,712,091	5,753,768

(-) Deferred taxes assets net not recognized	(2,255,335)	(2,198,164)

Liabilities credit of:
Temporary differences
Business combination - property, plant and equipment	18,090	27,666
Tax deductible goodwill	(390,249)	(390,249)
Leases	(45,927)	(36,347)
Unrealized gains on derivatives instruments	(2,576,338)	(923,672)
Fair value option in loans	534,678	174,596
Income on formation of joint ventures	(1,135,036)	(1,135,036)
Business combination - Intangible asset	(3,634,100)	(3,663,085)
Provision for realization - Goodwill recorded in equity (i)	(449,155)	—
Other	276,596	114,525
Total	(7,401,441)	(5,831,602)

Total of deferred taxes recorded	(1,944,685)	(2,275,998)

Deferred income tax - Assets	1,665,304	1,607,566
Deferred income tax - Liabilities	(3,609,989)	(3,883,564)

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Table of Contents Notes to the interim consolidated financial statements (In thousands of Brazilian Reais - R$, unless otherwise stated)

(i)	In January 2020, Cosan subsidiary contributed to the capital of the subsidiary Compass Gás e Energia the investment it held in the subsidiary Comgás. As a result, the costs recorded in shareholders' equity, derived from the goodwill paid on the acquisitions of Comgás shares in voluntary tender offer occurred during the year 2019, totaling R$ 1,321,000 capital loss. Associated with this amount, a deferred income tax loss of R$ 449,000 was recorded. On the other hand, deferred income tax liabilities were recorded, canceling the effect of the result in the accounting, to be reversed when the future write-off of said goodwill.

c)    Analytical movement in deferred tax

Assets	Tax loss and negative basis	Post-employment obligations	Employee benefits	Provisions	Property	Other	Unregistered credits	Total
Balance on January 1, 2020	2,915,329	214,496	73,866	963,639	408,581	1,177,857	(2,218,619)	3,535,149
Credited to the profit for period	564,413	7,124	(45,492)	54,659	(2,920)	(11,412)	—	566,372
Other comprehensive income (loss)	1,048	—	—	—	—	67,404	—	68,452
Exchange differences	—	—	—	—	—	1,323,499	(57,171)	1,266,328
Balance on June 30, 2020	3,480,790	221,620	28,374	1,018,298	405,661	2,557,348	(2,275,790)	5,436,301

Liabilities	Effects on the formation of jointly-owned subsidiaries	Intangible	Unrealized income from derivatives	Leases	Debt Fair Value Adjustment	Other	Unregistered credits	Total
Balance on January 1, 2020	(1,135,036)	(3,663,085)	(923,672)	(36,347)	174,596	(248,058)	20,455	(5,811,147)
Credited to the profit for period	—	28,985	(1,652,666)	(9,801)	360,082	(296,231)	2	(1,569,629)
Other comprehensive income (loss)	—	—	—	221	—	(429)	(2)	(210)
Business combination	—	—	—	—	—	—	—	—
Balance on June 30, 2020	(1,135,036)	(3,634,100)	(2,576,338)	(45,927)	534,678	(544,718)	20,455	(7,380,986)

								(1,944,685)

The Company expects to realize the full deferred tax on tax losses and social contribution.

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Table of Contents Notes to the interim consolidated financial statements (In thousands of Brazilian Reais - R$, unless otherwise stated)

15 Provision for legal proceedings and judicial deposits

The Company had provision for legal proceedings and judicial deposits recorded in the financial position at June 30, 2020 and December 31, 2019 in respect of:

	Provision for legal proceedings		Judicial deposit
	June 30, 2020	December 31, 2019	June 30, 2020	December 31, 2019
Tax	591,819	589,180	459,077	476,706
Civil, environmental and regulatory	365,449	332,527	99,512	220,933
Labor	416,981	432,464	265,157	245,818
	1,374,249	1,354,171	823,746	943,457

Changes in provision for legal proceedings:

	Tax	Civil, environmental and regulatory	Labor	Total
At December 31, 2019	589,180	332,527	432,464	1,354,171
Provisions	1,322	29,155	29,286	59,763
Settlement / Write-offs	(2,373)	(14,600)	(57,372)	(74,345)
Exchange rate	—	—	92	92
Interest and exchange variation (i)	3,690	18,367	12,511	34,568
At June 30, 2020	591,819	365,449	416,981	1,374,249

(i)	Includes interest reversal.

The Company’s debts with legal proceedings are secured by assets, cash deposit, bank guarantee or insurance guarantee.

The subsidiary Cosan S.A. has indemnity actions in addition to those mentioned, which, since they are considered probable, were not recorded because they represent contingent assets.

a)	Probable losses

Tax: The principal tax proceedings for which the risk of loss is probable are described below:

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Table of Contents Notes to the interim consolidated financial statements (In thousands of Brazilian Reais - R$, unless otherwise stated)

	June 30, 2020	December 31, 2019
Compensation with FINSOCIAL	295,337	293,291
INSS - Social security	96,697	95,979
State VAT - ICMS credit	98,533	97,534
PIS and COFINS	2,764	2,889
IPI - Excise tax credit - NT	53,980	53,693
Federal income taxes	1,352	1,707
Other	43,156	44,087
	591,819	589,180

Civil, regulatory, environmental and other claims: Company and its subsidiaries are parties to a number of civil legal claims related to (i) indemnity for material and moral damages; (ii) termination of different kinds of agreements (iii) public civil claims related to sugarcane stubble burning; and (iv) compliance with terms of conduct adjustment, among other issues.

Labor claims: Cosan and its subsidiaries are also parties to a number of labor claims filed by former employees and service providers challenging, among other matters, the payment of overtime, night shift premiums and risk premiums, the recognition of employment relationships and the reimbursement of discounts from payroll, such as social contribution and trade union charges. Additionally, we are involved in several labor administrative and judicial proceedings such as labor investigations and class actions filed by the labor prosecutor’s office regarding alleged non-compliance with certain labor regulations, including work and safety rules, labor conditions and work environment, and social assistance plans. Moreover, we entered into certain consent orders (Termos de Ajustamento de Conduta) with Brazilian authorities and in the event, we fail to comply with such consent orders, we could be subject to fines.

b)	Possible losses

The principal proceedings for which we deem the risk of loss as possible are described below:

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Table of Contents Notes to the interim consolidated financial statements (In thousands of Brazilian Reais - R$, unless otherwise stated)

	June 30, 2020	December 31, 2019
Civil	3,570,891	3,493,260
Labor	960,608	968,426
Tax	13,048,541	11,382,113
Regulatory	850,794	860,025
Environmental	702,421	679,621
	19,133,255	17,383,445

Tax:

	June 30, 2020	December 31, 2019
ICMS - State VAT	2,900,516	2,869,089
Federal income taxes (i)	4,980,690	3,619,834
IRRF - Withholding tax	1,219,876	1,030,981
PIS and COFINS - Revenue taxes	1,579,802	1,529,885
INSS - Social security and other	213,876	226,857
Goodwill Rumo	84,524	83,734
IPI - Excise tax credit - NT	454,921	451,781
Penalties related to tax positions	489,761	483,577
MP 470 - Tax installments	307,231	304,961
Foreign financial operation	28,983	28,701
Compensation with IPI - IN 67/98	182,906	181,655
Stock option	70,741	70,072
Financial transactions tax on loan	54,144	53,765
Other	480,570	447,221
	13,048,541	11,382,113

(i)	On February 14, 2020, the subsidiary Comgás received tax assessment notices from the Brazilian tax authorities, for the years ended in 2015 and 2016, related to the amortization of the goodwill paid for the acquisition in the reverse merger of Provence Participações S.A., in the amount of R$ 1,228,416.

The Company's lawyers assessed the probability of loss as possible, with a remote loss bias and, therefore, no provision was recorded in accordance with IAS 37. ”

In addition, the effects of IFRIC 23 - Uncertain Tax Position that could affect the accounting policies of the Company and its subsidiaries and these interim financial statements were not identified.

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Table of Contents Notes to the interim consolidated financial statements (In thousands of Brazilian Reais - R$, unless otherwise stated)

c)	Contingent assets

(i)	On March 15, 2017, the Federal Supreme Court (“STF”) concluded the judgment of Extraordinary Appeal No. 574,706 and, under the system of general repercussion, established the thesis that the Tax on Circulation of Goods and Services (“ICMS” ) does not compose the basis for calculating the Social Integration Program (“PIS”) and the Contribution for the Financing of Social Security (“COFINS”), since this amount does not constitute company revenue / billing. That is, taxpayers have the right to exclude the amount related to ICMS highlighted in the invoice of the PIS / COFINS calculation base. There is still an approximate amount of R$ 932,000 in Comgás, related to the exclusion of ICMS on the basis of PIS and COFINS, arising from the period prior to the decision of the STF and without final judgment, which remains a contingent asset.

(ii)	On December 6, 2019, ARSESP published Resolution 933, for the purpose of non-tariff compensation to the Concessionaire, in the amount of R$ 697,233 in April 2018 currency, before monetary restatements, as a result of the 3rd Ordinary Tariff Review, a be applied in the form that may be defined by the Granting Authority until May 31, 2020. With the publication of the aforementioned Resolution, there are no more tariff discussions related to previous periods with the Regulatory Agency. The amount indicated in the resolution was not recognized in these interim financial statements for not complying with the accounting criteria.

On May 27, 2020, in continuation of Resolution 933, ARSESP approved, by means of Resolution 995, the amount of R$ 683,358 plus monetary restatement since April 2018, as a result of the Third Ordinary Tariff Review, to be applied to value of assets returned by Comgás, at the end of the concession, or any amount payable by the subsidiary Comgás, if the concession is renewed or in connection with any renewal of the concession contract.

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Table of Contents Notes to the interim consolidated financial statements (In thousands of Brazilian Reais - R$, unless otherwise stated)

(iii)	The Company has an action for damages due to the economic and financial imbalance of the Concession Agreement, with regard to tariff reviews. The right to recomposition is the result of mistaken criteria regarding the tariff review. The updated value of the share is R$ 419,900 as an economic-financial rebalancing of Comgás.

16 Shareholders’ equity

a)	Share capital

At June 30, 2020, Cosan Limited’s share capital is composed of the following:

Shareholders - Common shares	Class A common shares	%	Class B common shares	%
Controlling group	20,603,636	13.61%	96,332,044	100%
Renaissance Technologies LLC	9,228,442	6.10%	—	—
Free Float	104,873,623	69.30%	—	—

Total shares outstanding	134,705,701	89.01%	96,332,044	100%

Treasury shares	16,638,275	10.99%	—	—

Total	151,343,976	100.00%	96,332,044	100%

b)	Treasury shares

The Company holds 16,638,275 Class A treasury shares on June 30, 2020 and December 31, 2019, with a market value of US$ 15.06 and US$ 22.84 respectively.

c)	Other comprehensive (loss) income

	December 31, 2019	Comprehensive (loss) income	June 30, 2020
Loss on cash flow hedge in joint ventures	(790,403)	(418,462)	(1,208,865)
Foreign currency translation effects	49,281	(200,027)	(150,746)
Actuarial loss on defined benefit plan	(180,958)	4	(180,954)
Financial instruments with subsidiaries	15,000	—	15,000
Change in fair values of financial assets	1,277	40	1,317
Total	(905,803)	(618,445)	(1,524,248)

Attributable to:

Owners of the Company	(805,471)	(785,462)	(1,590,933)
Non-controlling interests	(100,332)	167,017	66,685

79

Table of Contents Notes to the interim consolidated financial statements (In thousands of Brazilian Reais - R$, unless otherwise stated)

17 Earnings per share

The Company’s subsidiaries have two categories of potential dilutive effects: share options and put options. For the share options, a calculation is done to determine the effect of the dilution in the profit attributable to shareholders of the parent due the exercise of the share options at subsidiaries. For the put option, is assumed to have been converted into ordinary shares, and the profit attributable to shareholders of the parent is adjusted.

The following table sets forth the calculation of earnings per share (in thousands of Brazilian reais, except per share amounts):

	April 1, 2020 to June 30, 2020	January 1, 2020 to June 30, 2020	April 1, 2019 to June 30, 2019 (Restated)	January 1, 2019 to June 30, 2019 (Restated)

Profit attributable from to ordinary equity holders for basic earnings - basic	101,899	748,552	208,401	398,617

Profit attributable from to ordinary equity holders for basic earnings - continued operation - basic	101,899	748,552	213,170	409,193

Effect of dilution:
Dilutive effect of subsidiary's stock option plan	(901)	(1,947)	(967)	(1,685)
Profit attributable to ordinary equity holders adjusted for the effect of dilution	100,998	746,605	207,434	396,932

Profit attributable to ordinary equity holders adjusted for the effect of dilution - Continued operation	101,899	746,605	212,203	409,193

Weighted-average number of shares outstanding (In thousands of shares)
Basic	221,809	221,809	230,448	230,692
Dilutive effect of stock option plan	7,844	7,844	8,964	9,206
Dilutive	229,653	229,653	239,412	239,898

Earnings per share
Basic earnings per share	R$ 0.4594	R$ 3.3748	R$ 0.9043	R$ 1.7279
Diluted earnings per share	R$ 0.4594	R$ 3.2510	R$ 0.8664	R$ 1.6546

Earnings per share from continued operation
Basic earnings per share	R$ 0.4398	R$ 3.3748	R$ 0.9250	R$ 1.7738
Diluted earnings per share	R$ 0.4437	R$ 3.2510	R$ 0.8864	R$ 1.7057

80

Table of Contents Notes to the interim consolidated financial statements (In thousands of Brazilian Reais - R$, unless otherwise stated)

18 Net sales

Accounting policy (new operations)

The Company recognizes revenue from the supply and supply of electricity at the fair value of the consideration, through the delivery of electricity in a given period. The volume of energy delivered to the buyer is determined on a monthly basis. Customers obtain control of electricity from the moment they consume it. Invoices are issued monthly and are usually paid within 30 days of being issued.

Revenue from energy commercialization is recorded based on bilateral contracts signed with market agents and duly registered with the Electric Energy Trading Chamber (“CCEE”).

Revenue is recognized based on the energy sold and at prices specified under the terms of supply and supply contracts. The subsidiary will be able to sell the energy in two environments: (i) in the Free Contracting Environment (FCE), where the sale of electric energy occurs through the free negotiation of prices and conditions between the parties, through bilateral contracts; and (ii) at Regulated Contracting Environment (RCE), where electricity is sold to distribution agents.

(a) Short-term market

The Company recognizes revenue at the fair value of the consideration receivable when transactions in the short-term market occur. The price of energy in these operations is characterized by the link with the Differences Settlement Price – PLD (short-term price).

(b) Trading operations

Energy trading operations are traded on an active market and, for accounting measurement purposes, they meet the definition of financial instruments at fair value.

The subsidiary recognizes revenue when the energy is delivered to the customer at the fair value of the consideration. In addition, unrealized net gains resulting from mark-to-market - difference between contracted and market prices - from open net contracted operations on the date of the financial statements are recognized as revenue.

81

Table of Contents Notes to the interim consolidated financial statements (In thousands of Brazilian Reais - R$, unless otherwise stated)

 The following is an analysis of the Company's revenue for the period from continuing operations:

	April 1, 2020 to June 30, 2020	January 1, 2020 to June 30, 2020	April 1, 2019 to June 30, 2019 (Restated)	January 1, 2019 to June 30, 2019 (Restated)
Gross revenue from sales of products and services	5,266,874	10,973,158	5,852,037	11,294,889
Construction revenue	219,098	416,319	182,114	342,050
Indirect taxes and deductions	(1,311,061)	(2,292,060)	(961,300)	(1,844,181)
Net sales	4,174,911	9,097,417	5,072,851	9,792,758

In the following table, revenue is disaggregated by products and service lines and timing of revenue recognition:

82

Table of Contents Notes to the interim consolidated financial statements (In thousands of Brazilian Reais - R$, unless otherwise stated)

	April 1, 2020 to June 30, 2020	January 1, 2020 to June 30, 2020	April 1, 2019 to June 30, 2019 (Restated)	January 1, 2019 to June 30, 2019 (Restated)
At a point in time
Gas distribution	1,186,845	3,282,600	2,144,345	4,031,099
Commercialization of energy	145,114	313,889	—	—
Lubricants and basic oil	772,044	1,776,788	995,634	2,023,209
	2,104,003	5,373,277	3,139,979	6,054,308
Over time
Transportation	1,723,999	3,084,403	1,654,735	3,223,160
Port elevation	92,431	155,590	74,005	140,526
Construction revenue	219,098	416,319	182,114	342,050
Other services	45,260	85,370	21,172	41,300
	2,080,788	3,741,682	1,932,026	3,747,036

Elimination	(9,880)	(17,542)	846	(8,586)

Total of net sales	4,174,911	9,097,417	5,072,851	9,792,758

83

Table of Contents Notes to the interim consolidated financial statements (In thousands of Brazilian Reais - R$, unless otherwise stated)

19 Costs and expenses by nature

The costs and expenses are presented in the statement of profit and loss by function. The reconciliation of income by nature/purpose is as follows:

	April 1, 2020 to June 30, 2020	January 1, 2020 to June 30, 2020	April 1, 2019 to June 30, 2019 (Restated)	January 1, 2019 to June 30, 2019 (Restated)
Raw materials	(474,152)	(1,060,973)	(617,805)	(1,277,776)
Cost of gas and electricity (i)	(814,770)	(2,298,018)	(1,368,757)	(2,707,748)
Transportation expenses	(592,526)	(1,159,870)	(624,063)	(1,232,275)
Depreciation and amortization	(525,997)	(1,064,917)	(555,343)	(1,117,991)
Salaries and wages	(382,252)	(781,531)	(408,468)	(783,348)
Construction cost	(219,098)	(416,319)	(182,114)	(342,050)
Expenses with third-party services	(170,565)	(330,326)	(148,012)	(288,240)
Selling expenses	(5,582)	(10,558)	(11,314)	(20,178)
Other	(239,868)	(436,433)	(111,111)	(248,802)
	(3,424,810)	(7,558,945)	(4,026,987)	(8,018,408)

Cost of sales	(2,793,309)	(6,343,520)	(3,477,315)	(6,946,642)
Selling expenses	(315,013)	(603,618)	(267,902)	(532,032)
General and administrative expenses	(316,488)	(611,807)	(281,770)	(539,734)
	(3,424,810)	(7,558,945)	(4,026,987)	(8,018,408)

(i)	Includes the amount of R$ 368,297 resulting from the recognition of the financial sectorial asset and liabilities, Note 12.

84

Table of Contents Notes to the interim consolidated financial statements (In thousands of Brazilian Reais - R$, unless otherwise stated)

20 Other income (expenses), net

	April 1, 2020 to June 30, 2020	January 1, 2020 to June 30, 2020	April 1, 2019 to June 30, 2019 (Restated)	January 1, 2019 to June 30, 2019 (Restated)

Contractual obligations for sales of credit rights (ii)	—	(68,311)	—	—
Recovering tax credits	7,587	18,062	38,847	48,285
Revenue from sale of scrap	9,634	16,885	5,264	14,498
Loss from impairment (v)	(107,106)	(107,106)	—	50,284
Gain (loss) from port operations	(5,139)	(3,532)	—	—
Reimbursement of losses in the gas process (iv)	26,945	26,945	—	—
Loss on disposal of non-current assets and intangibles	(1,638)	(1,693)	(2,140)	(7,212)
Depreciation of right-of-use (i)	(24,206)	(48,413)	—	—
Settlement of disputes in the renewal process (iii)	348,319	278,496	—	—
Net effect of legal proceedings, recoverable and tax installments	(35,908)	(61,730)	(19,014)	(64,739)
Other	(4,031)	36,992	(15,882)	(35,328)
	214,457	86,595	7,075	5,788

(i)	Depreciation cost of the grant of "Malha Central" (subsidiary in pre-operating phase).

(ii)

On December 21, 2017, the subsidiary Cosa S.A. entered into a “Credit Rights Assignment and Other Covenants Agreement”. In return, it received R$ 1,340,000 (“acquisition price”), resulting from certain indemnity actions. In addition to the acquisition price, Cosan S.A. will be entitled to additional payments related to these credit rights, provided that its result is positive. The additional payment will be determined by applying 95% of the difference between the net amount received from the Union's credit rights by the transferee, less the return of the transferees. Being recognized in the results only upon receipt.

In September and December 2019, there was an assignment of the additional payment mentioned in the previous paragraph, plus credit related to the portion of the controversial share of the action of Açucareiro Corona S.A.

In both contracts there are clauses of the Company's obligations towards buyers, in the event of any discounts, retentions or compensations that may be promoted by Copersucar, higher than certain percentages, in which the Company will indemnify buyers.

85

Table of Contents Notes to the interim consolidated financial statements (In thousands of Brazilian Reais - R$, unless otherwise stated)

On January 2, 2020, the first installment of the second precatory and second installment of the first precatory was received, with Copersucar retaining the amount referring to taxes, expenses and other withholdings. The Company indemnified the Buyers at R$ 132,200 on February 11, 2020, as represented in the cash flow statement, comprising: (i) R$ 28,700 taxes and expenses; (ii) R$ 103,500 other retentions, R$ 130,922 was received on April 2, 2020. Copersucar retained the credit for Corona's share to cover the interest that will be incurred.

In relation to the other retentions, accounts receivable were created against Copersucar, referring to the reimbursement of the installments received from the court orders, totaling R$ 134,903, consisting of: (i) the first installment of the first court order R$ 31,403 recorded in May 2019; and (ii) first installment of the second precatory and second installment of the first precatory in the total amount of R$ 103,500 recorded in February 2020.

On March 31, 2020, the Company made a provision of R$ 68,311 related to the taxes and expenses of the installments falling due that the Company will have to indemnify the Fund for the remaining installments of the first precatory and the second precatory.

(iii)	R$ 348,319 with a positive effect related to the reversal of lease liabilities in litigation registered in May and R$ 69,823 of negative effect recorded in January due to administrative and judicial disputes involving the Granting Authority and Malha Paulista, whose discussion the Company gave up as a prerequisite for the conclusion of the concession's early renewal process, one of the requirements imposed by TCU - Federal Audit Court.

(iv)	Reimbursement of expenses with regulatory losses in accordance with Resolution ARSESP 977 of April 8, 2020, which was recognized, as detailed in note 12 .

(v)	Details note 10.2

86

Table of Contents Notes to the interim consolidated financial statements (In thousands of Brazilian Reais - R$, unless otherwise stated)

21 Finance results

Foreign currency gains and losses on financial assets and financial liabilities are reported on a net basis as either finance income or finance cost depending on whether the net foreign currency fluctuations result in a gain or loss position.

Details of finance income and costs are as follows:

	April 1, 2020 to June 30, 2020	January 1, 2020 to June 30, 2020	April 1, 2019 to June 30, 2019 (Restated)	January 1, 2019 to June 30, 2019 (Restated)
Cost of gross debt
Interest on debt	(426,705)	(862,550)	(414,739)	(777,024)
Monetary and exchange rate variation	(761,439)	(3,919,288)	168,567	96,921
Derivatives and fair value measurement	983,082	4,393,001	635	65,225
Amortization of borrowing costs	(13,469)	(28,811)	(9,533)	(23,846)
Finance and warranties on debt	(13,152)	(22,478)	(20,426)	(40,217)
	(231,683)	(440,126)	(275,496)	(678,941)

Income from financial investment and exchange rate in cash and cash equivalents	74,734	153,963	95,726	183,853
	74,734	153,963	95,726	183,853

Cost of debt, net	(156,949)	(286,163)	(179,770)	(495,088)

Other charges and monetary variations
Interest on other receivables	31,563	68,926	79,527	101,546
Interest on other liabilities	(2,276)	(9,673)	(17,858)	(33,274)
Monetary variation on leases and concessions agreements	83,362	9,802	(49,780)	(98,391)
Monetary variation on leases	(159,717)	(295,381)	(89,087)	(137,521)
Interest on shareholders' equity	—	—	(925)	(925)
Interest on contingencies and contracts	(43,744)	(84,618)	(40,628)	(129,634)
Bank charges and other	2,535	(18,992)	(24,942)	(49,651)
Exchange variation and non-debt derivatives	30,540	17,014	8,918	9,002
	(57,737)	(312,922)	(134,775)	(338,848)

Finance results, net	(214,686)	(599,085)	(314,545)	(833,936)

Reconciliation
Finance expense	(755,660)	(2,983,294)	(1,120,766)	(1,924,801)
Finance income	61,129	381,062	191,623	318,039
Foreign exchange, net	(766,358)	(3,967,798)	177,485	106,668
Derivatives	1,246,203	5,970,945	437,113	666,158
Finance results, net	(214,686)	(599,085)	(314,545)	(833,936)

87

Table of Contents Notes to the interim consolidated financial statements (In thousands of Brazilian Reais - R$, unless otherwise stated)

22 Financial risk management

a)	Market risk

The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

The Company uses derivatives to manage market risks. All such transactions are carried out within the guidelines set by the risk management committee. Generally, the Company seeks to apply hedge accounting to manage volatility in profit or loss.

i.	Foreign exchange risk

At June 30, 2020 and December 31, 2019, the Company had the following net exposure to the exchange rate variations on assets and liabilities denominated in U.S.Dollar (U.S.$.) and Euro (EUR):

	June 30, 2020	December 31, 2019
Cash and cash equivalents	3,431,801	901,718
Trade receivables	27,564	22,771
Trade payables	(107,877)	(86,732)
Loans, borrowings and debentures	(23,587,148)	(16,245,131)
Leases	(101,337)	(65,348)
Consideration payable	(219,362)	(184,370)
Derivative financial instruments (notional)	19,803,476	13,621,791
Foreign exchange exposure, net	(752,883)	(2,035,301)

The sensitivity of profit or loss to changes in the exchange rates arises mainly from U.S. Dollar denominated financial instruments and the impact on other components of equity arises from foreign forward exchange contracts designated as cash flow hedges though its joint ventures.

A reasonably possible strengthening (weakening) of the real to U.S. dollar and Euro at December 31, 2020 would have affected the measurement of financial instruments denominated in a foreign currency and affected equity and profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant and ignores any impact of forecast sales and purchases. Stressed scenarios (positive and negative effects, before tax effects) were defined based on changes of a 25% and 50% to the U.S. dollar and Euro exchange rates used in the probable scenario. The Company’s exposure to foreign currency changes for all other currencies is not material.

88

Table of Contents Notes to the interim consolidated financial statements (In thousands of Brazilian Reais - R$, unless otherwise stated)

			Variation scenario
Instrument	Risk factor	Probable	25%	50%	-25%	-50%
Cash and cash equivalents	Currency fluctuation	42,172	69,489	97,180	14,668	(12,837)
Trade receivables	Currency fluctuation	15,558	22,165	28,772	8,952	2,345
Trade payables	Currency fluctuation	(100,945)	(126,783)	(152,536)	(75,279)	(49,527)
Derivative financial instruments (Notional)	Currency fluctuation	1,775,675	5,937,018	10,013,564	(2,216,074)	(6,292,622)
Loans, borrowings and debentures	Currency fluctuation	748,299	(3,642,870)	(8,012,976)	5,033,612	9,382,475
Leases	Currency fluctuation	4,182	(20,106)	(44,394)	28,471	52,759
Consideration payable	Currency fluctuation	(210,310)	(262,887)	(315,465)	(157,733)	(105,155)
Impacts on profit or loss		2,274,631	1,976,026	1,614,145	2,636,617	2,977,438

The probable scenario considers the estimated exchange rates, made by a specialized third part, at the due date of the transactions for the companies with functional currency Real (positive and negative, before tax effects), as follows:

	Exchange rate sensitivity analysis (R$/U.S.$) and (R$/Euro)
		Scenario
	June 30, 2020	Probable	25%	50%	-25%	-50%
U.S.$	5.4760	5.2500	6.5625	7.8750	3.9375	2.6250
Euro	6.1539	5.9300	7.4125	8.8950	4.4475	2.9650

ii.	Interest rate risk

The Company and its subsidiaries monitor the fluctuations in variable interest rates in connection with its borrowings, especially those that accrue interest using LIBOR, and uses derivative instruments in order to minimize variable interest rate fluctuation risks.

89

Table of Contents Notes to the interim consolidated financial statements (In thousands of Brazilian Reais - R$, unless otherwise stated)

A sensitivity analysis on the interest rates on loans and borrowings in compensation for the CDI investments with pre-tax increases and decreases of 25% and 50% is presented below:

		Variation scenario
Exposure interest rate	Probable	25%	50%	-25%	-50%
Cash and cash equivalents	218,020	272,090	327,031	(70,379)	(124,884)
Marketable securities	57,160	71,450	85,740	25,486	11,196
Consideration asset	65,163	81,454	97,745	48,872	32,582
Restricted cash	917	1,147	1,376	(1,147)	(1,376)
Other financial assets	(6,073)	(7,591)	(9,110)	7,591	9,110
Leases	(821,151)	(788,729)	(790,447)	(785,295)	(783,577)
Derivative financial instruments	64,342	2,038,682	2,256,996	546,300	(17,638)
Loans, borrowings and debentures	(1,710,606)	(314,503)	(432,460)	(78,592)	39,365
Impacts on profit or loss	(2,132,228)	1,353,999	1,536,871	(307,164)	(835,222)

The probable scenario considers the estimated interest rate, made by a specialized third part and Central Bank of Brazil (Banco Central do Brasil), or BACEN, as follows:

	Probable	25%	50%	-25%	-50%
SELIC	2.15%	2.69%	3.23%	1.61%	1.08%
CDI	2.15%	2.69%	3.23%	1.61%	1.08%
TJLP462 (TJLP + 1% p.a.)	5.80%	7.00%	8.20%	4.60%	3.40%
TJLP	4.80%	6.00%	7.20%	3.60%	2.40%
IGPM	3.84%	4.80%	5.75%	2.88%	1.92%
IPCA	3.07%	3.83%	4.60%	2.30%	1.53%
Fed Funds	0.15%	0.19%	0.23%	0.11%	0.08%
Libor	0.61%	0.76%	0.92%	0.46%	0.31%

iii.	Price risk

As of January 2020, the Company entered the energy trading market, with the objective of obtaining results with variations in the price of energy, within the limits of risk and pre-established counterparties by Management, exposing the Company to risk price of this commodity.

90

Table of Contents Notes to the interim consolidated financial statements (In thousands of Brazilian Reais - R$, unless otherwise stated)

Equity position and unrealized gains on energy trading operations, net. Trading operations are traded on an active market and recognized at fair value through profit or loss, based on the difference between the contracted price and the market price of the open contracts on the balance sheet date.

This fair value is estimated, in large part, in the price quotations used in the active over-the-counter market, insofar as such observable market data exist, and, to a lesser extent, by the use of valuation techniques that consider prices established in operations of purchase and sale and market prices projected by specialized entities, in the period of availability of this information.

The equity balances referring to the open trading transactions are shown below.

			June 30, 2020
	Assets	Liabilities	Net gain
Trading operations	40,260	(8,906)	31,354

The main risk factor that impacts the pricing of trading operations is exposure to energy market prices. The scenarios for sensitivity analysis for this factor are prepared using market data and specialized sources, considering future prices, applied to the market curves of June 30, 2020, as follows:

		Variation scenario
	Probable	25%	50%	-25%	-50%
Unrealized gains on trading operations	31,354	(53,140)	(137,633)	115,847	200,340
	31,354	(53,140)	(137,633)	115,847	200,340

b)	Credit risk

The Company’s regular operations expose it to potential defaults when customers, suppliers and counterparties are unable to comply with their financial or other commitments. The Company seeks to mitigate this risk by entering into transactions with a diverse pool of counterparties. However, the Company continues to remain subject to unexpected third party financial failures that could disrupt its operations. The exposure to credit risk was as follows:

91

Table of Contents Notes to the interim consolidated financial statements (In thousands of Brazilian Reais - R$, unless otherwise stated)

	June 30, 2020	December 31, 2019
Cash and cash equivalents	10,953,572	8,472,274
Trade receivables	1,825,072	3,115,503
Marketable securities	2,658,608	1,814,394
Derivative financial instruments	9,569,926	3,824,410
Receivables from related parties	188,336	173,341
Dividends receivable	57,942	23,252
Restricted cash	42,672	147,910
	25,296,128	17,571,084

The Company is also exposed to risks in connection with its cash management activities and temporary investments.

Liquid assets are invested primarily in government security and other investments in Banks with a minimum grade of “A.” Credit risk from balances with banks and financial institutions is managed by the Company’s treasury department in accordance with the Company’s policy.

Investments of surplus funds are made only with approved counterparties and within credit limits assigned to each counterparty. Counterparty credit limits are reviewed on an annual basis and may be updated throughout the period. The limits are set to minimize the concentration of risks and therefore mitigate financial loss through potential counterparty’s failure to make payments. The credit risk on cash and cash equivalents, marketable securities, restricted cash and derivative financial instruments are determined by rating instruments widely accepted by the market and are arranged as follows:

92

Table of Contents Notes to the interim consolidated financial statements (In thousands of Brazilian Reais - R$, unless otherwise stated)

	June 30, 2020	December 31, 2019
AAA	18,823,518	11,538,846
AA	4,378,190	4,021,251
B-	23,070	—
	23,224,778	15,560,097

c)	Liquidity risk

The Company’s approach to managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when they are due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

The financial liabilities of the Company sorted by due dates (based on undiscounted cash flows contracted) are as follows:

	June 30, 2020					December 31, 2019
	Up to 1 year	1 - 2 years	3 - 5 years	More than 5 years	Total	Total
Loans, borrowings and debentures	(6,440,102)	(3,967,672)	(23,372,652)	(19,711,336)	(53,491,762)	(42,443,289)
Trade payables	(2,377,234)	—	—	—	(2,377,234)	(2,190,264)
Other financial liabilities	(405,798)	—	—	—	(405,798)	(543,879)
Tax installments - REFIS	(8,441)	(4,553)	(9,271)	(183,939)	(206,204)	(207,416)
Leases	(1,266,908)	(1,032,579)	(3,018,545)	(20,024,275)	(25,342,307)	(11,666,959)
Payables to related parties	(402,610)	(741)	—	—	(403,351)	(392,458)
Dividends payable	(21,590)	—	—	—	(21,590)	(214,104)
Preferred shareholders payable	—	(446,984)	—	—	(446,984)	(611,537)
	(10,922,683)	(5,452,529)	(26,400,468)	(39,919,550)	(82,695,230)	(58,269,906)

93

Table of Contents Notes to the interim consolidated financial statements (In thousands of Brazilian Reais - R$, unless otherwise stated)

23 Post-employment benefits

	June 30, 2020	December 31, 2019
Defined contribution
Futura II	437	361

Defined benefit
Futura	75,567	74,093
Comgás	639,059	630,549
	715,063	705,003

During the period ended June 30, 2020, the amount of sponsor contributions to the plans was R$ 21,153 (R$ 8,462 on December 31, 2019).

24 Share-based payment

The plans have been administered by the Board of Directors, at its option, by a Committee, within the limits established in the guidelines for the elaboration and structuring of each plan and in the applicable legislation.

The detail of plans, including the quantity of granted shares and expected life in years is as follow:

a)	Description of share-based payment arrangements

According to the plan, eligible employees can receive common shares annually without payment in cash. The number of shares issued to program participants is the value of the offer divided by the weighted average price at which the Company's shares are traded on the Stock Exchange.

For share-based compensation settled with shares, the expense is based on the date of granting the fair value of the premiums that must be acquired during the grace period. For awards with graduated vesting, the fair value of each tranche is recognized during the respective grace period. At the end of each reporting period, the Company reassesses its estimates of the number of premiums that must be acquired and recognizes the impact of the revisions in the income statement.

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Table of Contents Notes to the interim consolidated financial statements (In thousands of Brazilian Reais - R$, unless otherwise stated)

The Black-Scholes methodology was used to calculate the fair value under the terms of the Share-Based Compensation Plan.

Type of award / Grant date	Company	Expected life (years)	Granted	Exercised / canceled / transferred	Available
Stock grant programs
April 27, 2017	Cosan S.A.	5	274,000	(76,900)	197,100
July 31, 2017	Cosan S.A.	5	298,107	(78,948)	219,159
July 31, 2018	Cosan S.A.	5	210,602	—	210,602
July 31, 2019	Cosan S.A.	5	31,031	—	31,031
			813,740	(155,848)	657,892

April 20, 2017	Comgás	5	61,300	(4,725)	56,575
August 12, 2017	Comgás	5	97,780	(6,000)	91,780
August 1, 2018	Comgás	5	96,787	—	96,787
July 31, 2019	Comgás	5	83,683	—	83,683
February 01, 2020	Compass Gás e Energia	5	1,858,959	—	1,858,959
			2,198,509	(10,725)	2,187,784

October 1, 2015	Rumo S.A	5	1,485,900	(258,300)	1,227,600
January 2, 2017	Rumo S.A	5	1,476,000	(226,900)	1,249,100
September 1, 2017	Rumo S.A	5	870,900	(131,300)	739,600
August 1, 2018	Rumo S.A	5	1,149,544	(155,621)	993,923
August 15, 2019	Rumo S.A	5	843,152	(19,956)	823,196
			5,825,496	(792,077)	5,033,419

August 18, 2017	Cosan Limited	5	3,530,163	(3,530,163)	—

Stock grant - Modification
August 18, 2011 - (B) (iii)	Cosan S.A.	1 to 12	1,501,626	(1,276,283)	225,343
December 12, 2012 - (C)	Cosan S.A.	1 to 7	24,647	(24,647)	—
April 24, 2013 (i)	Cosan S.A.	5 to 7	122,123	(116,802)	5,321
April 25, 2014 (ii)	Cosan S.A.	5 to 7	283,808	(273,056)	10,752
August 31, 2015	Cosan S.A.	5 to 7	463,906	(157,242)	306,664
			2,396,110	(1,848,030)	548,080

August 18, 2011 - (B)	Cosan Logística	1 to 12	162,464	(162,464)	—
December 12, 2012 - (C)	Cosan Logística	1 to 7	277	(277)	—
April 24, 2013	Cosan Logística	5 to 7	1,926	(1,806)	120
April 25, 2014	Cosan Logística	5 to 7	23,682	(22,396)	1,286
			188,349	(186,943)	1,406

Cash-settled transactions
September 21, 2017	Cosan Limited	5	255,000	(255,000)	—

July 31, 2019	Moove	5	132,670	—	132,670

Total			15,340,037	(6,778,786)	8,561,251

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Table of Contents Notes to the interim consolidated financial statements (In thousands of Brazilian Reais - R$, unless otherwise stated)

(i)	On January 23, 2020, 9,579 shares were delivered, equivalent to the amount of R$ 333.
(ii)	On March 5, 2020, 21,504 shares were delivered, equivalent to the amount of R$ 748.
(iii)	On April 30, 2020, 225,531 shares were settled in cash in the amount of R $ 20,281.

b)	Reconciliation of outstanding share options

The movement in the number of awards outstanding and their related weighted-average exercise prices are as follows:

	Stock option programs	Stock grant programs	Total
At December 31, 2019	150,662	7,501,866	7,652,528
Granted	—	1,858,959	1,858,959
Vested	—	(435,160)	(435,160)
Cancelled	(51,311)	(364,414)	(415,725)
At June 30, 2020	99,351	8,561,251	8,660,602

c)	Expense recognized in profit or loss

Share-based compensation expense included in the statement of profit and loss for the period ended June 30, 2020 and 2019 was as follows:

	Stock option programs	Stock grant programs	Total
June 30, 2019	1,627	29,279	30,906
At June 30, 2020	7,271	37,304	44,575

(i)               Incremental cost was recognized in income for the period.

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Table of Contents Notes to the interim consolidated financial statements (In thousands of Brazilian Reais - R$, unless otherwise stated)

25 Operation discontinued

On December 2, 2019, the subsidiary Cosan S.A. sold its interest in Cosan Biomassa S.A. to the joint venture Raízen Energia S.A. for R$ 1 (One Real). Considering the unsecured liability of R$47,531, plus the 11-month result of this entity of R$ 15,386 and other transaction expenses of R$21,124, generating a gain in the amount of R$11,021.

Accordingly, as presented below and also required by IFRS 5 - Non-current assets held for sale and discontinued operations -, the Company is changing the presentation of its income statements and cash flow statements for the period ended on June 2019.

	April 1, 2019 to June 30, 2019 (Published)	Discontinued operation	April 1, 2019 to June 30, 2019 (Restated)	January 1, 2019 to June 30, 2019 (Published)	Discontinued operation	January 1, 2019 to June 30, 2019 (Restated)

Gross profit	1,595,513	23	1,595,536	2,846,398	(282)	2,846,116
Selling, general and administrative expenses	(550,601)	929	(549,672)	(1,073,108)	1,342	(1,071,766)
Other income (expenses), net	3,384	3,691	7,075	(1,684)	7,472	5,788

Profit before equity in earnings of investees, finance results and taxes	1,048,296	4,643	1,052,939	1,771,606	8,532	1,780,138

Interest in earnings of associates	7,086	(1,082)	6,004	(19,712)	(2,400)	(22,112)
Interest in earnings of joint ventures	58,410	—	58,410	362,243	—	362,243

Equity in earnings of investees	65,496	(1,082)	64,414	342,531	(2,400)	340,131

Finance results, net	(315,753)	1,208	(314,545)	(838,380)	4,444	(833,936)

Profit before taxes	798,039	4,769	802,808	1,275,757	10,576	1,286,333

Income taxes	(257,376)	—	(257,376)	(338,665)	—	(338,665)

Profit from continuing operations	540,663	4,769	545,432	937,092	10,576	947,668

Loss from discontinued operations, net of taxes	—	(4,769)	(4,769)	—	(10,576)	(10,576)
Profit for the period	540,663	—	540,663	937,092	—	937,092

Profit attributable to:
Owners of the Company	208,401	—	208,401	398,617	—	398,617
Non-controlling interests	332,262	—	332,262	538,475	—	538,475
	540,663	—	540,663	937,092	—	937,092

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Table of Contents Notes to the interim consolidated financial statements (In thousands of Brazilian Reais - R$, unless otherwise stated)

	January 1, 2019 to June 30, 2019 (Published)	Discontinued operation	January 1, 2019 to June 30, 2019 (Restated)
Cash flows from operating activities
Profit before taxes	1,275,757	10,576	1,286,333

Adjustments for:
Depreciation and amortization	1,118,653	(527)	1,118,126
Interest in earnings of associates	19,712	2,400	22,112
Interest in earnings of joint ventures	(362,243)	—	(362,243)
Indexation charges, interest and exchange, net	918,090	(5,246)	912,844
Provisions for employee benefits	104,333	18	104,351
Other	(94,946)	(651)	(95,597)
	2,979,356	6,570	2,985,926
Changes in:
Trade receivables	(442,819)	(8,058)	(450,877)
Inventories	(98,383)	(1,345)	(99,728)
Current tax, net	10,414	1,022	11,436
Related parties, net	8,333	(3,755)	4,578
Trade payables	170,589	2,418	173,007
Employee benefits	(151,489)	771	(150,718)
Other assets and liabilities, net	(259,087)	8,730	(250,357)
Discontinued operation	—	1,377	1,377
Other	(18,019)	(7,730)	(25,749)
Net cash generated by operating activities	2,198,895	—	2,198,895

Marketable securities	2,073,212	(1,361)	2,071,851
Additions to property, plant and equipment, intangible assets, contract assets and right to use	(1,315,701)	253	(1,315,448)
Discontinued operation	—	1,108	1,108
Other	616,746	—	616,746
Net cash used in investing activities	1,374,257	—	1,374,257

Loans, borrowings and debentures raised	3,020,332	(460)	3,019,872
Amortization of principal on loans, financing and debentures	(1,809,575)	(100,517)	(1,910,092)
Payment of interest on loans, borrowings and debentures	(618,364)	(81,145)	(699,509)
Derivative financial instruments, net	44,816	(44,816)	—
Discontinued operation	—	(10,702)	(10,702)
Other	(2,788,325)	237,640	(2,550,685)
Cash flow from financing activities	(2,151,116)	—	(2,151,116)

Increase (decrease) in cash and cash equivalents	1,422,036	—	1,422,036

Cash and cash equivalents at beginning of period	3,621,798	—	3,621,798
Effect of exchange rate fluctuations on cash held	(41,071)	—	(41,071)
Cash and cash equivalents at end of period	5,002,763	—	5,002,763

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Table of Contents Notes to the interim consolidated financial statements (In thousands of Brazilian Reais - R$, unless otherwise stated)

26 Subsequent events

26.1 Cosan S.A.

Corporate reorganization

The Boards of Directors of Cosan S.A., Cosan Logística S.A. and Cosan Limited approved the start of the study of a corporate restructuring proposal that will result in Cosan S.A. as the only holding company in the entire group. Such corporate restructuring aims to simplify the Cosan Group's structure, unifying and consolidating the various free floats of the Companies, increasing the liquidity of their securities, as well as unlocking the value that exists within the Cosan Group.

The corporate reorganization will consist of the merger of companies under common control, whereby Cosan Limited and Cosan Logística S.A. will be merged into Cosan S.A.

Deliberations OGM

According to the Ordinary and Extraordinary General Meeting held on July 29, 2020, we present below the main resolutions:

i.	Cancellation of 4,694,353 treasury shares issued by the subsidiary Cosan S.A .;
ii.	Approval of the capital increase of the subsidiary Cosan S.A in the amount of R $ 682,264 without the issue of new shares;
iii.	Approval of the increase in the authorized capital of the subsidiary Cosan S.A to up to R $ 7,000,000.

IPO Compass Gás e Energia

Approved at the Ordinary and Extraordinary General Meeting of the subsidiary Compass held on July 30, 2020, request for registration of the public offering of primary distribution of common shares, together with the submission of:

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Table of Contents Notes to the interim consolidated financial statements (In thousands of Brazilian Reais - R$, unless otherwise stated)

i.	application for membership of Compass to the special listing segment of the Novo Mercado of B3 S.A. - Brasil, Bolsa, Balcão; and
ii.	application for registration as an issuer of “Category A” securities with the CVM.

26.2 Cosan Logística

Issue Green Notes

On July 1, 2020, the Company completed the raising of USD 500,000 thousand, by the subsidiary Rumo Luxemburgo Sarl, through the issuance of Green Notes, with an interest rate of 5.25% p.a. and maturity on January 10, 2028.

The funds raised through the issuance of Notes will be used to finance new investments in eligible “Green Projects”, according to the Green Bond Framework issued with Second Party Opinion by Sustainalytics and certification by the CBI - Climate Bond Initiative.

Re-bidding process of Malha Oeste

On July 21, 2020, the Company filed with the National Land Transportation Agency (ANTT), a request for adherence to a re-bidding process related to the object of the Concession Contract signed between Malha Oeste and the Union, through the Ministry of Transport ( “Relicitation Process”), pursuant to Law No. 13,448 of June 5, 2017 and regulated by Decree No. 9,957 of August 7, 2019.

Public offering of shares of subsidiary Rumo

On August 13, 2020, the subsidiary Rumo S.A. has announced a primary public offering of shares, through which it intends to sell 235,000,000 shares, a volume that can be increased by 35%, for a capital increase, whose authorized limit is R$ 7,000.000.

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Table of Contents Notes to the interim consolidated financial statements (In thousands of Brazilian Reais - R$, unless otherwise stated)

Debenture issuance

On August 13, 2020, the Board of Directors approved the 1st issuance of simple unsecured debentures, not convertible into shares, with an additional personal guarantee, in a single series, of the Company, in the total amount of up to R$ 1,740,000. The proceeds will be used in the public offering of shares of the subsidiary Rumo S.A.

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Table of Contents Notes to the interim consolidated financial statements (In thousands of Brazilian Reais - R$, unless otherwise stated)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 19, 2020

COSAN LIMITED

By:	/s/ Marcelo Eduardo Martins
Name: Marcelo Eduardo Martins Title: Chief Financial Officer